   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 1996

                                                  REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  DIGICON INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                       76-0343152
   (State or other jurisdiction of                         (I.R.S. Employer
    incorporation or organization)                      Identification Number)

                          3701 KIRBY DRIVE, SUITE 112
                              HOUSTON, TEXAS 77098
                                 (713) 526-5611
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               RICHARD W. MCNAIRY
                          3701 KIRBY DRIVE, SUITE 112
                              HOUSTON, TEXAS 77098
                                 (713) 526-5611
                    (Name, address, including zip code, and
          telephone number, including area code, of agent for service)

                                With copies to:

          T. WILLIAM PORTER                                 J. MARK METTS
       PORTER & HEDGES, L.L.P.                          VINSON & ELKINS L.L.P.
      700 LOUISIANA, 35TH FLOOR                              1001 FANNIN
         HOUSTON, TEXAS 77002                           2300 FIRST CITY TOWER
            (713) 226-0600                               HOUSTON, TEXAS 77002
                                                            (713) 758-2222

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
===========================================================================================================
                                                    PROPOSED MAXIMUM    PROPOSED MAXIMUM        AMOUNT OF
TITLE OF EACH CLASS OF                AMOUNT TO BE   OFFERING PRICE    AGGREGATE OFFERING      REGISTRATION
SECURITIES TO BE REGISTERED           REGISTERED(1)   PER SHARE(2)       PRICE(2)                  FEE(2)

-----------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share...........................     4,255,000       $6.5625         $27,923,438              $9,629
===========================================================================================================


(1) Includes 555,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.

(2) Pursuant to Rule 457(c), the registration fee is calculated on the basis of the average of the high and low sale prices for the Common Stock on the American Stock Exchange on February 13, 1996, $6.5625 per share.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  DIGICON INC.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
       SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY FORM S-2
                             ---------------------

ITEM                  FORM S-2 CAPTION                           LOCATION IN PROSPECTUS
-----   ---------------------------------------------   ----------------------------------------
   1.   Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus.......   Facing Page; Outside Front Cover Page of
                                                        Prospectus
   2.   Inside Front and Outside Back Cover Pages of
        Prospectus...................................   Inside Front and Outside Back Cover
                                                        Pages of Prospectus
   3.   Summary Information, Risk Factors and Ratio
        of Earnings to Fixed Charges.................   Prospectus Summary; Risk Factors; The
                                                        Company; Selected Consolidated Financial
                                                        Data
   4.   Use of Proceeds..............................   Use of Proceeds
   5.   Determination of Offering Price..............   *
   6.   Dilution.....................................   *
   7.   Selling Stockholders.........................   Selling Stockholder
   8.   Plan of Distribution.........................   Outside Front Cover Page of Prospectus;
                                                        Underwriting
   9.   Description of Securities to be Registered...   Description of Capital Stock
  10.   Interests of Named Experts and Counsel.......   Experts; Legal Matters
  11.   Information with Respect to the Registrant...   Prospectus Summary; Risk Factors; The
                                                        Company; Use of Proceeds; Price Range of
                                                        Common Stock and Dividend Policy;
                                                        Capitalization; Selected Consolidated
                                                        Financial Data; Management's Discussion
                                                        and Analysis of Financial Condition and
                                                        Results of Operations; Business;
                                                        Management; Description of Capital
                                                        Stock; Consolidated Financial Statements
  12.   Incorporation of Certain Information by
        Reference....................................   Incorporation of Documents by Reference
  13.   Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..................................   *

---------------

* Omitted inasmuch as the response to the item is negative or inapplicable.

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any State.  *
*                                                                         *
***************************************************************************


                 SUBJECT TO COMPLETION, DATED FEBRUARY   , 1996

                                3,700,000 SHARES

                                  DIGICON INC.

[DIGICON LOGO]                    COMMON STOCK

     OF THE 3,700,000 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), OFFERED HEREBY, 3,500,000 SHARES ARE BEING OFFERED BY DIGICON INC. (THE "COMPANY") AND 200,000 SHARES ARE BEING OFFERED BY A SELLING STOCKHOLDER (THE "SELLING STOCKHOLDER"). SEE "SELLING STOCKHOLDER." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDER.

     THE COMMON STOCK IS LISTED ON THE AMERICAN STOCK EXCHANGE UNDER THE SYMBOL "DGC." ON FEBRUARY 14, 1996, THE CLOSING SALES PRICE OF THE COMMON STOCK ON THE AMERICAN STOCK EXCHANGE WAS $7 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY."

     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 7-8.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.

                             ---------------------

                                                    UNDERWRITING                    PROCEEDS TO
                                      PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                       PUBLIC       COMMISSIONS*      COMPANY+      STOCKHOLDER
PER SHARE........................      $               $               $               $
TOTAL++..........................    $               $               $               $

---------------

* THE COMPANY AND THE SELLING STOCKHOLDER HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933. SEE "UNDERWRITING."

+ BEFORE DEDUCTING EXPENSES OF THIS OFFERING PAYABLE BY THE COMPANY ESTIMATED TO BE $380,000.

++ THE COMPANY HAS GRANTED THE UNDERWRITERS A 45-DAY OPTION TO PURCHASE UP TO 555,000 ADDITIONAL SHARES OF COMMON STOCK ON THE SAME TERMS PER SHARE SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN
     FULL, THE TOTAL PRICE TO PUBLIC WILL BE $          , THE TOTAL UNDERWRITING
     DISCOUNTS AND COMMISSIONS WILL BE $          AND THE TOTAL PROCEEDS TO
     COMPANY WILL BE $          . SEE "UNDERWRITING."

                             ---------------------

     THE COMMON STOCK IS BEING OFFERED BY THE UNDERWRITERS AS SET FORTH UNDER "UNDERWRITING" HEREIN. IT IS EXPECTED THAT THE DELIVERY OF THE CERTIFICATES THEREFOR WILL BE MADE AT THE OFFICES OF DILLON, READ & CO. INC., NEW YORK, NEW
YORK, ON OR ABOUT             , 1996, AGAINST PAYMENT THEREFOR IN NEW YORK
FUNDS. THE UNDERWRITERS INCLUDE:

DILLON, READ & CO. INC.
                        RAYMOND JAMES & ASSOCIATES, INC.
                                                          RODMAN & RENSHAW, INC.

               THE DATE OF THIS PROSPECTUS IS             , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered by this Prospectus. Certain portions of the Registration Statement have not been included in this Prospectus. For further information, reference is made to the Registration Statement. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional offices at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 13, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials also can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006, on which the Common Stock is listed.

     The Company furnishes holders of its Common Stock with unaudited financial statements for the first three quarters of each year and audited financial statements for each year.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents, which have been filed with the Commission by the Company, are incorporated herein by reference (i) the Company's Annual Report on Form 10-K for the year ended July 31, 1995, and (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1995. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference as a part of the Registration Statement, other than exhibits to such documents. Requests should be directed to Allan C. Pogach, Secretary, Digicon Inc., 3701 Kirby Drive, Suite 112, Houston, Texas 77098, telephone (713) 526-5611.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with and is qualified in its entirety by the information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and the documents incorporated by reference herein. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." Unless the context otherwise requires, the number of shares, per share prices, weighted average number of shares outstanding and per share amounts in this Prospectus have been adjusted to reflect a one-for-three reverse stock split effected in January 1995.

                                  THE COMPANY
GENERAL

     The Company was founded in 1965 and provides seismic data acquisition and processing services to the petroleum industry in selected markets worldwide. Oil and gas companies utilize seismic data for the determination of suitable locations for drilling exploratory wells and, increasingly, in reservoir management for the development and production of oil and gas reserves. The Company acquires seismic data in land, in marine and in marsh, swamp and tidal ("transition zone") environments and processes data acquired by its own crews and crews of other operators. In addition, the Company acquires and processes seismic data on a non-exclusive basis for future sale to multiple customers.

     In conjunction with certain changes in senior management in 1994, the Company initiated a comprehensive program designed to restructure and refocus each of the Company's geographic and operational lines of business. The Company's actions included: (i) selling its marine and land seismic equipment manufacturing operations; (ii) selling its joint venture interests in the former Soviet Union ("FSU"); (iii) deploying its land and transition zone crews and its marine crews into markets where the Company's presence would likely be significant, such as the Gulf Coast transition zone; (iv) expanding its accumulation and sale of proprietary seismic data to exploit the historically higher margins associated with non-exclusive data sales; (v) emphasizing its research and development on the proprietary seismicTANGO software in order to capitalize on its reputation for seismic data processing innovation; and (vi) streamlining its cost structure through personnel reductions, office consolidations, vessel deactivations and the outsourcing of certain development and manufacturing functions. The continued implementation of this program has increased revenues and significantly improved operating efficiencies.

INDUSTRY OVERVIEW

     The seismic industry and its role in petroleum exploration, development and production have changed substantially in recent years. Advances in seismic technology have shifted the emphasis from two-dimensional ("2D") surveys to three-dimensional ("3D") surveys. The greater precision and improved subsurface resolution obtainable from 3D seismic data have assisted oil and gas companies in finding new fields and more accurately delineating existing fields, as well as enhancing existing reservoir management and production monitoring techniques. Enhanced subsurface resolution obtainable from 3D studies has been a key factor in improving success ratios and lowering finding and field extension costs during the past several years. Accordingly, demand for 3D seismic data by the major oil and gas companies and independents has increased.

     Three-dimensional surveys involve the acquisition of a very dense grid of seismic data over a precisely defined area. This heavy concentration of data requires extensive computer processing, involving the use of sophisticated proprietary mathematical techniques, to produce an accurate image of the subsurface. Computer analysis of the 3D surveys allows explorationists to better examine and interpret important subsurface features.

COMPANY OVERVIEW

     The Company's principal areas of service include (i) land and transition zone data acquisition, (ii) marine data acquisition, (iii) data processing and
(iv) sale of proprietary seismic data.

     Land and transition zone data acquisition. The Company's land and transition zone data acquisition crews consist of (i) a surveying unit that lays out the lines to be recorded, (ii) an explosives or mechanical vibrating unit and (iii) a recording unit that lays out the geophones and recording instruments. The Company's land and transition zone data acquisition services are conducted by five seismic crews, three of which operate in the continental United States and two of which are dedicated to South America and currently operate in Argentina. In fiscal 1995, land and transition zone data acquisition accounted for approximately 33% of the Company's revenues.

     The success of 3D seismic offshore has led to a significant increase in demand for 3D seismic onshore and in transition zone areas. In recent years, exploration activity in land and transition zone areas by the major oil and gas companies and independents has increased. In fiscal 1993, the Company acquired GFS Company, a contractor in the Gulf Coast transition zone, and has subsequently upgraded four crews utilizing advanced technology, high capacity Input/Output ("I/O") equipment. Two of these land crews are working in the Gulf Coast area and the other two have been dedicated to the expanding South American marketplace. The Company expects to upgrade the fifth crew to I/O System Two remote seismic recorder ("RSR") equipment during calendar year 1996.

     Marine data acquisition. The Company's marine data acquisition crews operate on chartered vessels equipped with seismic, navigational and communications equipment. All of the vessels operated by the Company are equipped to perform both 3D and 2D seismic surveys. As of January 31, 1996, the Company had six vessels in operation, with three located in the Gulf of Mexico and one located in each of Australia, Indonesia and the North Sea. In fiscal 1995, marine data acquisition accounted for approximately 25% of the Company's revenues.

     Vessels with multiple streamers and multiple energy sources acquire more lines of data with each pass, reducing time to completion and the effective acquisition cost. Accordingly, the Company has upgraded one vessel so that it can be configured with up to four streamers and two energy sources, which enables that vessel to simultaneously record up to eight seismic lines. The Company has also developed a multi-boat configuration as a cost effective alternative to large multi-element vessels for simultaneously acquiring multiple lines of data. The multi-boat configuration utilizes up to three smaller vessels operating parallel to each other and working together to acquire multiple lines of data. This configuration is particularly effective in obstructed areas, which place a premium on maneuverability and versatility. The three vessels located in the Gulf of Mexico are currently operating in this configuration. The two vessels currently located in the Far East are acquiring predominantly 2D surveys.

     Data processing. The Company currently operates seven geophysical data processing centers, including one under contract to a major oil and gas company. These centers process data acquired by the Company's own crews and crews of other operators. The centers are located in Houston, Texas; Singapore; London, England; Brisbane, Australia; Jakarta, Indonesia; Kuala Lumpur, Malaysia; and Assen, Holland. In each of these locations, the Company operates high capacity, advanced technology data processing systems based on Convex and Hewlett Packard computer systems with high speed networks. In fiscal 1995, data processing accounted for approximately 27% of the Company's revenues.

     The Company has developed seismicTANGO, advanced proprietary data processing software which has been installed at all of the Company's data processing centers and on three vessels and three land crews. The seismicTANGO software is a fast, efficient and accurate system which enhances quality control, facilitates the movement of data from the field to data processing centers and may be used on a variety of hardware platforms. Current development is aimed at enhancing the resolution of data from geologically complex formations, such as those present in Gulf of Mexico subsalt plays.

     Sale of proprietary seismic data. The Company also acquires and processes seismic data for its own account through surveys partially funded by multiple customers. Such surveys are offered for sale to other customers on a nonexclusive basis. Since the beginning of fiscal 1995 through October 31, 1995, 91,000 line miles of new seismic data were added to the Company's library, and the Company expects to continue its emphasis on sales of proprietary seismic data.

     The industry has experienced a proliferation of both offshore and onshore multi-customer surveys as a result of modifications in oil and gas company spending strategies. In response to this increased demand, the Company has begun and is expecting to continue to selectively add data to its library, primarily in the Gulf of Mexico and the North Sea. Recent surveys have received significant initial funding from customers, which has reduced the related risk for the Company. Generally, the Company obtains pre-funding commitments for a majority of the cost of such surveys. Historically, proprietary seismic data sales have produced higher returns than the Company's other classes of services.

                                  THE OFFERING

Common Stock offered by the
Company..........................    3,500,000 shares

Common Stock offered by the
Selling Stockholder..............    200,000 shares

Common Stock to be outstanding
after this Offering..............    14,623,422 shares(1)

American Stock Exchange Symbol...    DGC

Use of Proceeds..................    To repay outstanding indebtedness,
                                     consisting of the Company's principal
                                     revolving credit facility (approximately
                                     $15.8 million at October 31, 1995), a $4.5
                                     million secured term loan and the balance
                                     to retire outstanding equipment purchase
                                     obligations. See "Use of Proceeds."
---------------

(1) Excludes an aggregate of 1,356,401 shares reserved for issuance upon exercise of outstanding warrants and options.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              THREE MONTHS ENDED
                                                   YEARS ENDED JULY 31,                          OCTOBER 31,
                                ----------------------------------------------------------    ------------------
                                1991(1)(2)    1992(2)     1993(2)       1994        1995       1994       1995
                                ----------    --------    --------    --------    --------    -------    -------
                                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues......................   $ 94,217     $111,428    $117,709    $117,978    $132,569    $32,000    $38,178
Net income (loss)(3)..........     20,311        4,554      (1,258)    (14,426)      2,778        607        752
Earnings (loss) per share.....        .23          .74        (.15)      (1.48)        .25        .06        .07
STATEMENT OF CASH FLOWS DATA:
Net cash provided (used) by
  operating activities........        636        1,392      (1,999)        885      (3,520)    (4,709)      (292)
Net cash provided (used) by
  financing activities........      3,895       10,880      17,981       7,865      (4,341)    (1,770)     2,918
Net cash provided (used) by
  investing activities........     (4,137)      (5,796)    (18,861)     (5,699)      3,660      1,513     (3,367)
OTHER FINANCIAL DATA:
EBITDA(4).....................      9,178       13,699      11,426      11,567      22,229      5,886      6,494
EBIT(4).......................      3,472        7,248       1,806      (2,191)      8,466      2,493      2,871

                                                                              AS OF           ADJUSTED AS OF
                                                                           OCTOBER 31,         OCTOBER 31,
                                                                              1995               1995(5)
                                                                           -----------        --------------
                                                                                      (UNAUDITED)
BALANCE SHEET DATA:
Working capital..........................................................   $  10,584            $ 12,924
Total assets.............................................................     139,052             139,052
Long-term debt...........................................................      26,697               6,337
Stockholders' equity.....................................................      63,616              86,316

---------------

(1) 1991 statement of operations data reflects results prior to the Company's quasi-reorganization which was effected as of July 31, 1991 following its emergence from Chapter 11 proceedings.

(2) Excludes financial results of GFS Company prior to October 30, 1992, the acquisition date. See Note 9 of Notes to Consolidated Financial Statements.

(3) In fiscal 1991, net income includes extraordinary gains of $26,361,000.

(4) EBITDA represents earnings before interest, taxes, depreciation and amortization, restructuring charges, write-off/reserve for impairment of assets, equity in (earnings) loss of 50% or less owned companies and joint ventures, reorganization costs, gain on sale of investment in FSU joint ventures, other and extraordinary gains. EBIT consists of the same items but includes depreciation and amortization. Neither EBITDA nor EBIT should be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity.

(5) Reflects the issuance of the 3,500,000 shares of the Common Stock offered by the Company in this Offering and the application of the estimated net proceeds as described in "Use of Proceeds."

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus.

ENERGY INDUSTRY SPENDING

     Demand for the Company's seismic services depends upon the level of capital expenditures by oil and gas companies for exploration, production, development and field management activities. These activities depend in part on oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of leases in the United States and abroad, local and international political, regulatory and economic conditions and the ability of oil and gas companies to obtain capital. In addition, a decrease in oil and gas expenditures could result from such factors as unfavorable tax and other legislation or uncertainty concerning national energy policies. No assurance can be given that current levels of oil and gas activities will be maintained or that demand for the Company's services will reflect the level of such activities. Decreases in oil and gas activities could have a significant adverse effect upon the demand for the Company's services and the Company's results of operations.

COMPETITION FOR SEISMIC BUSINESS

     Competition among seismic contractors historically has been intense. Competitive factors include price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. Most of the Company's major competitors operate more data acquisition crews than the Company, have substantially greater revenues than the Company and are subsidiaries or divisions of major industrial enterprises having far greater financial and other resources than the Company. There can be no assurance that the Company will be able to compete successfully against its competitors for contracts to conduct seismic surveys and process data. See
"Business -- Competition and Other Business Conditions."

SEASONALITY; FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's seismic operations and quarterly financial results historically have been subject to seasonal fluctuation, with the greatest volume of both data acquisition and data processing occurring during the summer and fall in the Northern Hemisphere. However, as a result of the expansion of the Company's foreign operations and the deployment of its seismic vessels and crews into regions having opposing seasons or less severe weather conditions, the Company believes that the impact of seasonal fluctuations has been reduced. In addition to seasonality, the Company historically has experienced quarterly fluctuations in operating results. Operating results in any fiscal quarter may vary as a result of (i) the magnitude of certain contracts for the acquisition or sale of data, (ii) customers' budgetary cycles and (iii) seismic data sales occurring as a result of offshore lease sales. In light of customer budgetary considerations, the majority of the Company's sales of proprietary seismic data has historically tended to occur in the Company's fiscal second and third quarters.

HAZARDOUS OPERATING CONDITIONS

     The Company's data acquisition activities involve operating under extreme weather and other hazardous conditions. Accordingly, these operations are subject to risks of loss to property and injury to personnel from such causes as fires and accidental explosions. The Company carries insurance against these risks in amounts that it considers adequate. The Company may not, however, be able to obtain insurance against certain risks or for certain equipment located from time to time in certain areas of the world.

HIGH FIXED COSTS; CAPITAL INTENSIVE BUSINESS; RISK OF TECHNOLOGICAL OBSOLESCENCE

     Because of the high fixed costs involved in the major components of the Company's business, downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes can result in significant operating losses. In recent years, the Company's contracts for data acquisition have been predominately on a turnkey or on a combination of turnkey/time basis. Under the turnkey method, payments for data acquisition services are based upon the amount of data collected, and the Company bears substantially all of the risk of business interruption caused by inclement weather and other hazards. When a combination of both turnkey and time methods is used, the risk of business interruptions is shared in an agreed percentage by the Company and the customer.

     Seismic data acquisition and processing is a capital intensive business. The development of seismic data acquisition and processing equipment has been characterized by rapid technological advancements in recent years and the Company expects this trend to continue. There can be no assurance that manufacturers of seismic equipment will not develop new systems that have competitive advantages over systems now in use that either render the Company's current equipment obsolete or require the Company to make significant capital expenditures. The Company intends to upgrade its data acquisition and processing equipment as often as necessary to maintain its competitive position. However, to do so may require large expenditures of capital in addition to the Company's planned capital expenditures. There can be no assurance that the Company will have the necessary capital or that financing will be available on favorable terms. If the Company is unable to raise the capital necessary for its capital expenditure program and to update its data acquisition and processing equipment to the extent necessary, it may be materially and adversely affected as a result.

RISKS INHERENT IN INTERNATIONAL OPERATIONS

     In fiscal years 1994 and 1995, 55% and 54%, respectively, of the Company's revenues were derived from international operations and export sales, which are subject in varying degrees to risks inherent in doing business abroad. Such risks include the possibility of unfavorable changes in tax or other laws. For example, the Company has approximately 6,000 line miles of offshore Peru seismic data (book value approximately $2.0 million) which will become saleable only upon receipt of previously expected governmental licenses which have been delayed for more than a year and a $2.6 million delinquent account receivable from a foreign national oil company (no book carrying value) which will become collectible only upon receipt of necessary host country tax authorization. In addition, foreign operations include risks of partial or total expropriation; currency exchange rate fluctuations and restrictions on currency repatriation; the disruption of operations from labor and political disturbances, insurrection or war; and the requirements of partial local ownership of operations in certain countries. To minimize such risks, the Company generally denominates its contracts in U.S. dollars and other currencies it believes to be stable. The Company also obtains insurance against war, expropriation, confiscation and nationalization when such insurance is available and when management considers it advisable to do so. Such coverage is not always available, and when available, is subject to unilateral cancellation by the insuring companies on short notice.

GOVERNMENTAL REGULATION

     The Company's operations are subject to a variety of federal, state, foreign and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to invest financial and managerial resources to comply with such laws and related permit requirements in its operations and anticipates that it will continue to do so in the future. In recent years, an increased number of the Company's data acquisition contracts have provided for customers to obtain all necessary permits. Customers' failure to timely obtain the required permits may result in crew downtime and operating losses. In the past, the Company's cost of complying with governmental regulation has not been material, but the fact that such laws or regulations are changed frequently makes it impossible for the Company to predict the cost or impact of such laws and regulations on its future operations. The adoption of laws and regulations which have the effect of curtailing exploration by oil and gas companies could adversely affect the Company's operations by reducing the demand for its geophysical services.

                                  THE COMPANY

     The Company provides seismic data acquisition and processing services to the petroleum industry in selected markets worldwide. The Company was incorporated in Texas in 1965 and was reincorporated in Delaware in 1969. In conjunction with the implementation of the Company's Second Amended Joint Plan of Reorganization, on June 7, 1991, Digicon Inc. was merged into a newly-formed, wholly-owned subsidiary incorporated under Delaware law. The Company's executive offices are located at 3701 Kirby Drive, Houston, Texas 77098, and its telephone number is (713) 526-5611. Unless the context otherwise requires, all references in this Prospectus to the "Company" include Digicon Inc. and its subsidiaries.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Common Stock offered hereby are estimated to be $22.7 million ($26.3 million if the overallotment option is exercised in full). The net proceeds will be used as follows: first to repay the outstanding balance under the Company's principal revolving credit facility (approximately $15.8 million at October 31, 1995) bearing interest at a prime rate plus 3% and maturing in April 1997; next to repay and retire a $4.5 million secured term loan bearing interest at 10.75% per annum and maturing in June 1997; and then any remaining proceeds to repay equipment purchase obligations bearing interest at an average rate of 12.0% per annum and maturing through August 1998. A portion of the equipment purchase obligations to be repaid has been incurred during the past 12 months and was used to upgrade the data acquisition equipment on a vessel.

     The Company intends either to seek a reduction in the cost of its existing revolving credit facility or to obtain a new credit facility with a commercial lender. While the Company will seek to obtain such a modified or new facility on more favorable terms than its existing facility, no assurances can be given that any such facility will be available. The Company may reborrow amounts from time to time under its revolving credit facility.

                                 CAPITALIZATION

     The following table sets forth the consolidated short-term debt and capitalization of the Company as of October 31, 1995, and as adjusted to reflect the sale of the 3,500,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                          OCTOBER 31, 1995
                                                                       ----------------------
                                                                       ACTUAL     AS ADJUSTED
                                                                       -------    -----------
                                                                       (DOLLARS IN THOUSANDS)
                                                                            (UNAUDITED)
    Short-term debt(1):
      Current maturities of long-term debt..........................   $10,656      $ 8,316
                                                                       =======      =======
    Long-term debt(1):
      Revolving credit agreement due April, 1997, at prime plus
         3%.........................................................   $15,818      $     0
      Secured term loan due June 1997, at 10.75%....................     3,000            0
      Equipment purchase obligations maturing through February 1999,
         at an average rate of 11.08% in fiscal 1996................     7,879        6,337
                                                                       -------      -------
         Total long-term debt.......................................    26,697        6,337
                                                                       -------      -------
    Stockholders' equity:
      Common Stock, $.01 par value; 20,000,000 shares authorized;
         11,134,939 shares issued and outstanding; 14,634,939 shares
         as adjusted(2).............................................       111          146
      Additional paid-in capital....................................    71,105       93,770
      Accumulated deficit from August 1, 1991.......................    (7,600)      (7,600)
                                                                       -------      -------
         Total stockholders' equity.................................    63,616       86,316
                                                                       -------      -------
           Total capitalization.....................................   $90,313      $92,653
                                                                       =======      =======

---------------

(1) For a description of the terms of the Company's debt, see Note 3 of Notes to Consolidated Financial Statements.

(2) Excludes an aggregate of 1,356,401 shares reserved for issuance upon exercise of outstanding warrants and options. Includes 11,517 shares of Common Stock cancelled in January 1996.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the American Stock Exchange under the symbol "DGC." The following table sets forth the reported high and low sales prices for the Common Stock on the American Stock Exchange for the periods shown.

                                                                             HIGH      LOW
                                                                             -----    -----
    Year ended July 31, 1994:
      First Quarter........................................................  $9 3/8   $6 3/4
      Second Quarter.......................................................   8 7/16   6
      Third Quarter........................................................   9 3/8    5 5/8
      Fourth Quarter.......................................................   6        2 13/16
    Year ended July 31, 1995:
      First Quarter........................................................  $6       $3 3/8
      Second Quarter.......................................................   5 13/16  3 3/8
      Third Quarter........................................................   5 1/8    3 1/8
      Fourth Quarter.......................................................   6        4 1/4
    Year ended July 31, 1996:
      First Quarter........................................................  $6 3/8   $4 3/4
      Second Quarter.......................................................   8 3/4    5 3/8
      Third Quarter (through February 14, 1996)............................   7 1/2    6 1/4

     On February 14, 1996, the last reported sales price for the Common Stock on the American Stock Exchange was $7 per share. As of January 31, 1996, there were approximately 300 record holders of the Common Stock.

DIVIDEND POLICY

     Historically, the Company has not paid any dividends on its Common Stock and has no present plans to pay any dividends. The payment of any future dividends on Common Stock would depend, among other things, upon the current and retained earnings and financial condition of the Company, and upon a determination by its board of directors that the payment of dividends would be desirable. In addition, the Company's principal revolving credit facility prohibits, and its secured term loan contains certain restrictions, regarding the payment of dividends.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected financial data presented below is derived from the Company's Consolidated Financial Statements. The selected financial data as of and for the three-month periods ended October 31, 1994 and 1995, is unaudited and, in the opinion of management, includes all adjustments that are of a normal recurring nature and necessary for the fair presentation of the interim periods.

     The following selected financial data should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, contained in this Prospectus.

                                                                                                 THREE MONTHS
                                                                                                     ENDED
                                                       YEARS ENDED JULY 31,                       OCTOBER 31,
                                      ------------------------------------------------------   -----------------
                                      1991(1)(2)   1992(2)    1993(2)      1994       1995      1994      1995
                                      ----------   --------   --------   --------   --------   -------   -------
                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:                    |
Revenues............................   $ 94,217  | $111,428   $117,709   $117,978   $132,569   $32,000   $38,178
Costs and expenses:                              |
  Operating expenses:                            |
    Cost of services................     81,959  |   93,546    101,866    101,310    105,912    25,008    30,433
    Restructuring(3)................             |                          1,363        800
  Write-off/reserve for impairment               |
    of assets(4)....................             |                          6,523
  Depreciation and amortization.....      5,706  |    6,451      9,620     13,758     13,763     3,393     3,623
  Selling, general and                           |
    administrative..................      3,080  |    4,183      4,417      5,101      4,428     1,106     1,251
  Interest..........................      3,571  |    1,839      1,217      3,085      5,142     1,170     1,282
  Equity in (earnings) loss of 50%               |
    or less-owned companies and                  |
    joint ventures..................       (115) |     (121)        54        445      1,485       361
  Reorganization costs..............      4,348  |
  Gain on sale of investment in FSU              |
    joint ventures(4)...............             |                                    (4,370)
  Other.............................       (407) |     (320)       184       (702)       598      (372)      111
                                        -------  | --------   --------   --------   --------   -------   -------
         Total costs and expenses...     98,142  |  105,578    117,358    130,883    127,758    30,666    36,700
                                        -------  | --------   --------   --------   --------   -------   -------
Income (loss) before provision for               |
  income taxes and extraordinary                 |
  gains.............................     (3,925) |    5,850        351    (12,905)     4,811     1,334     1,478
Provision for income taxes..........      2,125  |    1,296      1,609      1,521      2,033       727       726
                                        -------  | --------   --------   --------   --------   -------   -------
Income (loss) before extraordinary               |
  gains.............................     (6,050) |    4,554     (1,258)   (14,426)     2,778       607       752
Extraordinary gains(5)..............     26,361  |
                                        -------  | --------   --------   --------   --------   -------   -------
Net income (loss)...................   $ 20,311  | $  4,554   $ (1,258)  $(14,426)  $  2,778   $   607   $   752
                                        =======  | ========   ========   ========   ========   =======   =======
Earnings (loss) per share...........   $    .23  | $    .74   $   (.15)  $  (1.48)  $    .25   $   .06   $   .07
                                        =======  | ========   ========   ========   ========   =======   =======
Cash dividends -- common stock......       None  |     None       None       None       None      None      None
                                        =======  | ========   ========   ========   ========   =======   =======
STATEMENT OF CASH FLOWS DATA:
Net cash provided (used) by
  operating activities..............   $    636    $  1,392   $ (1,999)  $    885   $ (3,520)  $(4,709)  $  (292)
Net cash provided (used) by
  financing activities..............      3,895      10,880     17,981      7,865     (4,341)   (1,770)    2,918
Net cash provided (used) by
  investing activities..............     (4,137)     (5,796)   (18,861)    (5,699)     3,660     1,513    (3,367)
OTHER FINANCIAL DATA:
EBITDA(6)...........................      9,178      13,699     11,426     11,567     22,229     5,886     6,494
EBIT(6).............................      3,472       7,248      1,806     (2,191)     8,466     2,493     2,871

                                                                                                                     ADJUSTED
                                                                                                    AS OF             AS OF
                                                          AS OF JULY 31,                         OCTOBER 31,       OCTOBER 31,
                                        --------------------------------------------------   -------------------   ------------
                                        1991(2)   1992(2)     1993       1994       1995       1994       1995       1995(7)
                                        -------   -------   --------   --------   --------   --------   --------   ------------
                                                                                                 (UNAUDITED)       (UNAUDITED)
BALANCE SHEET DATA:
Working capital........................ $ 6,217   $19,342   $ 16,752   $  6,152   $  7,330   $  4,347   $ 10,584     $ 12,924
Total assets...........................  60,619    84,487    126,000    131,856    135,070    136,519    139,052      139,052
Long-term debt.........................  19,076     8,813     17,444     23,922     25,243     22,949     26,697        6,337
Stockholders' equity...................   9,652    44,739     65,717     58,550     58,882     61,451     63,616       86,316

---------------

(1) 1991 statement of operations data reflects results prior to the Company's quasi-reorganization which was effected as of July 31, 1991 following its emergence from Chapter 11 proceedings.

(2) Excludes financial results of GFS Company prior to October 30, 1992, the acquisition date. See Note 9 of Notes to Consolidated Financial Statements.

(3) See Note 17 of Notes to Consolidated Financial Statements.

(4) Results for the year ended July 31, 1994 include $6,523,000 for the write-off/reserve for the impairment of assets to their net realizable value. Results for the year ended July 31, 1995 include a gain of $4,370,000 for the net effect of the sale of the Company's investment in the FSU joint ventures. See Notes 17 and 16, respectively, of Notes to Consolidated Financial Statements.

(5) In fiscal 1991, net income includes extraordinary gains of $1,153,000 for utilization of net operating loss carryforwards and $25,208,000 related to extinguishment of debt.

(6) EBITDA represents earnings before interest, taxes, depreciation and amortization, restructuring charges, write-off/reserve for impairment of assets, equity in (earnings) loss of 50% or less owned companies and joint ventures, reorganization costs, gain on sale of investment in FSU joint ventures, other and extraordinary gains. EBIT consists of the same items but includes depreciation and amortization. Neither EBITDA nor EBIT should be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity.

(7) Reflects the issuance of the 3,500,000 shares of the Common Stock offered by the Company in this Offering and the application of the estimated net proceeds as described in "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Selected Consolidated Financial Data" included elsewhere herein.

RESULTS OF OPERATIONS

  Three Months Ended October 31, 1995 compared with Three Months Ended October 31, 1994

     Revenues. For the three month period ended October 31, 1995, total revenues increased 19%, from $32.0 million to $38.2 million. Land revenues increased 50% from $9.4 million to $14.1 million, resulting primarily from 3D and transition zone surveys performed by two of the Company's North American crews and increased rates on land surveys and production recognized by the Company in Argentina. Marine revenues decreased 16% from $10.9 million to $9.1 million. As a result of a severe hurricane season, three vessels working on a multi-client survey in the Gulf of Mexico lost approximately 93 vessel days of production. Production on this survey was also adversely impacted by delays in the start-up of a new vessel. Data processing revenues increased 5% from $8.9 million to $9.3 million. The award of a new contract at the Assen, Holland center in the second quarter of fiscal 1995, an increase in capacity at the Houston and Singapore centers, and the improved Far East market resulted in higher revenues. These increases were partially offset by the closing of the Company's Bogota, Colombia and Oklahoma City centers during the third quarter of fiscal 1995, and depressed data processing prices in the European market. Proprietary seismic data revenues increased 108% from $2.7 million to $5.6 million, resulting from an expansion of the Company's data library.

     Operating Expenses. Cost of services for the period increased 22% from $25.0 million to $30.4 million, and, as a percentage of total revenues, cost of services increased from 78% to 80%. The increase as a percentage of total revenues can be attributed to a weakness in marine acquisition margins and lower profitability on the mix of proprietary data sales in the quarter.

     Depreciation and Amortization. Depreciation and amortization expense increased 7% from $3.4 million to $3.6 million due to equipment purchases for South American land crews, one of the Company's vessels and the Houston, Singapore and London data processing centers.

     Selling, General and Administrative. Selling, general and administrative expenses increased 13% from $1.1 million to $1.3 million, resulting from additional costs incurred in implementing a new administrative data processing system.

     Interest. Interest expense increased 10% from $1.2 million to $1.3 million, resulting from additional financing for equipment purchases and an increase in overall borrowing costs.

     Other. Other expenses (income) decreased from income of $372,000 to an expense of $111,000, resulting from net losses on damaged cables in the current quarter and a gain on the sale of a seismic vessel in the prior year's quarter.

     Income Taxes. Provisions for income taxes decreased from $727,000 to $726,000. Provisions for income taxes in the current quarter related primarily to operations in South America and Malaysia. Provisions for income taxes in the prior year's quarter related primarily to operations in South America and a tax assessment in Jakarta.

  Fiscal Year 1995 Compared with Fiscal Year 1994

     Revenues. For the fiscal year ended July 31, 1995, total revenues increased 12% from $118.0 million to $132.6 million. Land revenues increased 12% from $38.5 million to $43.1 million, resulting from increased production in Argentina, partially offset by reduced North America and Far East revenues. Land acquisition revenues in the Far East declined as a result of the decommissioning of an Australian crew. Marine revenues decreased 11% from $36.9 million to $32.8 million, resulting from the derigging of two seismic vessels, lower production from three vessels due to offshore obstructions and bad weather, and the reassignment of one vessel from contract work to proprietary data acquisition. Improved market conditions for 2D surveys continued in the Far East where marine revenues increased by $4.6 million during the current year. Data processing revenues increased 20% from $30.0 million to $36.1 million, primarily resulting from additional capacity. The improved data processing performance was partially offset by lower revenues generated by the Company's processing center in Jakarta, which is expected to be closed during 1997. Proprietary seismic data sales increased 74% from $11.7 million to $20.4 million, resulting from an expansion of the Company's data library.

     Operating Expenses. Cost of services increased 5% from $101.3 million to $105.9 million, primarily resulting from increased operating levels. Cost of services as a percentage of sales declined from 86% to 80% due to savings from the restructuring program implemented during fiscal 1994 and higher profitability of proprietary data sales.

     During fiscal 1995, the Company accrued $800,000 of costs related to the closing of the Jakarta processing center. In fiscal 1994, restructuring charges of $1.4 million were recognized, primarily relating to severance costs associated with a reduction in the Company's workforce.

     Depreciation and Amortization. Depreciation and amortization expense remained essentially unchanged at $13.8 million. Fiscal 1995 reflects decreases in charges resulting from the prior year's restructuring program of $2.4 million, offset primarily by an increase in charges on new asset purchases.

     Selling, General and Administrative. Selling, general and administrative expenses decreased by 13% from $5.1 million to $4.4 million, primarily resulting from the accrual of $607,000 in the prior year for benefits payable over five years under an employment contract with a former executive.

     Interest. Interest expense increased 67% from $3.1 million to $5.1 million as a result of increased borrowings on working capital facilities and equipment financing, as well as higher borrowing costs.

     FSU Joint Venture. In April 1994, the Company acquired interests in joint ventures that operate in the FSU. In acquiring these interests, the Company exchanged common stock and cash commitments valued in excess of the fair market value of the net assets received. The excess value was being amortized over a 20-year period, and the Company recorded $392,000 of amortization expense during fiscal 1995. The joint ventures were in the start-up phase and the Company recorded $1.5 million of equity losses during fiscal 1995. In June 1995, the Company disposed of its FSU interests and recorded a $4.4 million gain on the sale. See Note 16 to Notes to Consolidated Financial Statements.

     Other. Other expenses (income) decreased from income of $702,000 to an expense of $598,000. In fiscal 1995, net losses were recorded on the disposition of property and equipment, partially offset by a gain on the sale of a vessel. Income recorded in the prior year resulted primarily from a gain on the sale of a vessel.

     Income Taxes. Provisions for income taxes increased from $1.5 million to $2.0 million resulting from higher taxable income (including a prior year assessment) in foreign jurisdictions.

  Fiscal Year 1994 Compared with Fiscal Year 1993

     Revenues. During the year ended July 31, 1994, total revenue increased from $117.7 million to $118.0 million. Land revenue increased 116% from $17.8 million to $38.5 million, resulting from the addition of three land crews during fiscal 1993 and 1994. Marine revenue decreased 38% from $59.1 million to $36.9 million, primarily resulting from the Company derigging four of its vessels during fiscal 1993 and 1994. Data processing revenues decreased 16% from $35.8 million to $30.0 million, primarily resulting from excess capacity in the industry's marine segment. Proprietary seismic data sales increased 232% from $3.5 million to $11.7 million, resulting from the increase in the book value of the Company's proprietary data library from $10.3 million to $19.6 million.

     Operating Expenses. Cost of services decreased from $101.9 million to $101.3 million, and as a percentage of total revenue, cost of services declined from 87% to 86%. This decrease in operating expense as a percentage of revenue resulted from improved margins on proprietary data sales and savings in the fourth quarter as a result of the restructuring. In fiscal 1994, the Company incurred restructuring charges of $1.4 million as discussed above.

     Write-off of Assets. In fiscal 1994, the Company recorded $6.5 million in expenses associated with the write-off/reserve of certain assets including $2.4 million of marine and $552,000 of land acquisition assets related to decommissioned marine vessels and stacked land crews. The write-off/reserve also included the write-down of other marine and land acquisition assets of $1.0 million. In addition, due to decreased activity in Indonesia the Company wrote down data processing equipment by $2.1 million and wrote off $430,000 of proprietary data.

     Depreciation and Amortization. Depreciation and amortization expense increased 43% from $9.6 million to $13.8 million. During fiscal 1993 and 1994, the Company spent approximately $51.0 million for upgrades to marine vessels, equipment for new land crews and new processing equipment to enhance its market position. As a result, depreciation expense for the year ended July 31, 1994 increased a net $3.9 million. This increase includes approximately $600,000 in depreciation savings recognized as a result of the write-off and reserve for impairment of assets.

     Selling, General and Administrative. Selling, general and administrative expenses increased 15% from $4.4 million to $5.1 million, primarily resulting from expensing severance benefits of $607,000.

     Interest. Interest expense increased 153% from $1.2 million to $3.1 million. To provide additional working capital during fiscal 1994, the Company obtained a new revolving credit facility providing advances up to $15.0 million, borrowed approximately $900,000 against its Indonesian credit facility, borrowed $3.4 million in short-term related party debt and financed approximately $4.2 million of equipment purchases.

     FSU Joint Venture. During fiscal 1994, the Company exchanged 1,024,317 shares of Common Stock valued at $7.125 per share, or $7.3 million, and a cash commitment in the amount of $1.0 million in return for interests in four joint ventures which operate in the FSU. Subsequent to year-end, the Company increased its ownership interest in two of the joint ventures by exchanging an additional 684,181 shares of Common Stock valued at $3.375 per share, or $2.3 million and committing to an additional $2.0 million in cash plus loan guaranties. The excess of the purchase price over the fair value of the net assets received was being amortized over a 20-year period and for the fiscal year ended 1994, the Company recorded $100,000 in amortization expense.

     Other. Other expenses (income) decreased from an expense of $184,000 to income of $702,000, resulting from improved U.S. to foreign currency exchange rates and gains on the sale of property and equipment.

     Income Taxes. Provisions for income taxes decreased from $1.6 million to $1.5 million. The provision for income taxes in fiscal 1994 related primarily to taxes on South American operations. The provision for income taxes in fiscal 1993 related primarily to operations in Mexico.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's internal sources of liquidity are cash balances ($3.5 million at October 31, 1995) and cash flow from operations. External sources include the proceeds of this Offering, the unutilized portion of its working capital facility described below (approximately $7.0 million at February 14, 1996), equipment financing and trade credit. To provide additional working capital, the Company maintains a $17.0 million revolving credit facility with a commercial finance company which provides for borrowings of up to 80% of the majority of the Company's domestic and foreign receivables at an interest rate of 3% over a prime rate, secured by most of the Company's world-wide assets. The Company plans to repay the entire outstanding balance on this revolving credit facility with proceeds of this Offering. Following such repayment, $17.0 million will be available under this revolver until its maturity in April 1997, although the Company will seek to either reduce the cost of the facility or replace it with a more cost-effective facility.

     The Company requires significant amounts of working capital to support its operations and to fund its capital spending and research and development programs. The Company's foreign operations, which accounted for 54% of fiscal 1995 revenues and 58% of revenues in the first quarter of fiscal 1996, require greater amounts of working capital than similar domestic activities, as the average collection period for foreign receivables is generally longer than for comparable domestic accounts. In addition, the Company has increased its participation in non-exclusive data surveys and has significantly expanded its library of proprietary data. Because of the lead time between survey execution and sale, non-exclusive surveys generally require greater amounts of working capital than contract work. During the past six months, this problem was exacerbated as, for budgeting purposes, several clients deferred payments on data library purchases totaling in excess of $5.0 million until January and February 1996, at which time substantially all of such receivables were collected. Depending on the timing of future sales of the data and the collection of the proceeds from such sales, the Company's liquidity will continue to be affected; however, the Company believes that these non-exclusive surveys have good long-term sales, earnings and cash flow potential.

     In recent years, the Company has updated and increased its data processing capabilities, invested significant capital to outfit a new seismic vessel and has, more recently, allocated significant resources to its land and transition zone activities. Since July 31, 1992, the Company has committed approximately $75.1 million for new capital equipment and invested approximately $12.6 million in its research and development efforts.

     During fiscal 1996, the Company expects to spend approximately $13.6 million for capital expenditures and $2.7 million for research and development activities. In addition, $6.2 million of equipment was purchased by a commercial finance company and leased to the Company under an operating lease entered into in December 1995. The majority of capital spending in fiscal 1996 will be to upgrade and expand the Company's land and marine data acquisition capabilities.

     The utilization of net operating loss carryforwards ("NOLs") is subject to certain limitations. Additionally, when such NOLs are utilized, the benefit will be recognized as an addition to paid-in capital and will not be reflected in the consolidated statements of operations. See "Income Taxes" in Note 1 to the Consolidated Financial Statements, as well as Note 4 to the Consolidated Financial Statements.

     The Company believes that it possesses sufficient liquidity to continue operations on a satisfactory basis. If additional working capital were to become necessary as a result of deterioration in demand for or pricing of the Company's services, and if additional financing were not available, the Company's operating results and financial condition could be adversely affected.

                                    BUSINESS
GENERAL

     The Company was founded in 1965 and provides seismic data acquisition and processing services to the petroleum industry in selected markets worldwide. Oil and gas companies utilize seismic data for the determination of suitable locations for drilling exploratory wells and, increasingly, in reservoir management for the development and production of oil and gas reserves. The Company acquires seismic data in land, in marine, and in marsh, swamp and tidal ("transition zone") environments and processes data acquired by its own crews and crews of other operators. In addition, the Company acquires and processes seismic data on a non-exclusive basis for future sale to multiple customers.

     In conjunction with certain changes in senior management in 1994, the Company initiated a comprehensive program designed to restructure and refocus each of the Company's geographic and operational lines of business. The Company's actions included: (i) selling its marine and land seismic equipment manufacturing operations; (ii) selling its joint venture interests in the FSU;
(iii) deploying its land and transition zone crews and its marine crews into markets where the Company's presence would likely be significant, such as the Gulf of Mexico transition zone; (iv) expanding its accumulation and sale of proprietary seismic data to exploit the historically higher margins associated with non-exclusive data sales; (v) emphasizing its research and development on the proprietary seismicTANGO software in order to capitalize on its reputation for seismic data processing innovation; and (vi) streamlining its cost structure through personnel reductions, office consolidations, vessel deactivations and the outsourcing of certain development and manufacturing functions. The continued implementation of this program has increased revenues and significantly improved operating efficiencies.

INDUSTRY OVERVIEW

     Geophysical services enable oil and gas companies to determine whether subsurface conditions are likely to be favorable for finding new oil and gas accumulations and assist oil and gas companies in determining the size and structure of previously identified oil and gas fields. These services consist of the acquisition and processing of 3D and 2D seismic and other geophysical data, which is used to produce computer-generated graphic cross-sections and maps of the subsurface strata. The resulting cross-sections and maps are then analyzed and interpreted by geophysicists and are used by oil and gas companies in the acquisition of new leases, the selection of drilling locations on exploratory prospects and in reservoir development and management.

     Geophysical data is acquired by marine, land and transition zone crews. In data acquisition, a source of acoustical energy is employed at or below the earth's surface and an acoustical wave is produced through the discharge of compressed air, the detonation of small explosive charges, or other energy generating techniques. As the acoustical wave travels through the earth, portions are reflected by variations in the underlying rock layers, and the reflected energy is captured by geophones situated at intervals along specified paths from the point of acoustical impulse. The resulting signals are then transmitted to a recording unit which amplifies the reflected energy wave and converts it into digital data. This data is then input into a specialized data processing system that enhances the recorded signal by reducing noise and distortion and improving resolution and arranges the input data to produce, with the aid of plotting devices, an image of the subsurface strata. By interpreting seismic data, oil and gas companies create detailed maps of prospective areas and producing oil and gas reservoirs.

     Advances in seismic technology have shifted the emphasis from 2D to 3D seismic surveys. Three dimensional surveys generate extremely large data volumes and involve the acquisition of a very dense grid of seismic data over a precisely defined area. This heavy concentration of data requires extensive computer processing to produce an accurate image of the subsurface. Processing of 3D data is a complex operation involving the use of sophisticated proprietary mathematical techniques to image the subsurface layers. Although 3D surveys are acquired in a dense grid, computer analysis allows the geophysicist to focus the data to closely examine and interpret important subsurface features.

COMPANY OVERVIEW

     The Company's principal areas of service include (i) land and transition zone data acquisition, (ii) marine data acquisition, (iii) data processing and
(iv) sale of proprietary seismic data.

     Land and transition zone data acquisition. The Company's land and transition zone data acquisition crews consist of (i) a surveying unit that lays out the lines to be recorded, (ii) an explosives or mechanical vibrating unit and (iii) a recording unit that lays out the geophones and recording instruments. The Company's land and transition zone data acquisition services are conducted by five seismic crews, three of which operate in the continental United States and two of which are dedicated to South America and currently operate in Argentina. In fiscal 1995, land and transition zone data acquisition accounted for approximately 33% of the Company's revenues.

     The success of 3D seismic offshore has led to a significant increase in demand for 3D seismic onshore and in transition zone areas. In recent years, exploration activity in land and transition zone areas by the major oil and gas companies and independents has increased. In fiscal 1993, the Company acquired GFS Company, a contractor in the Gulf Coast transition zone, and has subsequently upgraded four crews utilizing advanced technology, high capacity I/O equipment. Two of these land crews are working in the Gulf Coast area and the other two have been dedicated to the expanding South American marketplace. The Company expects to upgrade the fifth crew to RSR equipment during calendar year 1996.

     Marine data acquisition. The Company's marine data acquisition crews operate on chartered vessels equipped with seismic, navigational and communications equipment. All of the vessels operated by the Company are equipped to perform both 3D and 2D seismic surveys. As of January 31, 1996, the Company had six vessels in operation, with three located in the Gulf of Mexico and one located in each of Australia, Indonesia and the North Sea. In fiscal 1995, marine data acquisition accounted for approximately 25% of the Company's revenues.

     Vessels with multiple streamers and multiple energy sources acquire more lines of data with each pass, reducing time to completion and the effective acquisition cost. Accordingly, the Company has upgraded one vessel so that it can be configured with up to four streamers and two energy sources, which enables that vessel to simultaneously record up to eight seismic lines. The Company has also developed a multi-boat configuration as a cost effective alternative to large multi-element vessels for simultaneously acquiring multiple lines of data. The multi-boat configuration utilizes up to three smaller vessels operating parallel to each other and working together to acquire multiple lines of data. This configuration is particularly effective in obstructed areas, which place a premium on maneuverability and versatility. The three vessels located in the Gulf of Mexico are currently operating in this configuration. The two vessels currently located in the Far East are acquiring predominantly 2D surveys.

     Data processing. The Company currently operates seven geophysical data processing centers, including one under contract to a major oil and gas company. These centers process data acquired by the Company's own crews and crews of other operators. The centers are located in Houston, Texas; Singapore; London, England; Brisbane, Australia; Jakarta, Indonesia; Kuala Lumpur, Malaysia; and Assen, Holland. In each of these locations, the Company operates high capacity, advanced technology data processing systems based on Convex and Hewlett Packard computer systems with high speed networks. In fiscal 1995, data processing accounted for approximately 27% of the Company's revenues.

     The Company has developed seismicTANGO, advanced proprietary data processing software which has been installed at all of the Company's data processing centers and on three vessels and three land crews. The seismicTANGO software is a fast, efficient and accurate system which enhances quality control, facilitates the movement of data from the field to data processing centers and may be used on a variety of hardware platforms. Current development is aimed at enhancing the resolution of data from geologically complex formations, such as those present in Gulf of Mexico subsalt plays.

     Sale of proprietary seismic data. The Company also acquires and processes seismic data for its own account through surveys partially funded by multiple customers. Such surveys are offered for sale to other customers on a nonexclusive basis. Since the beginning of fiscal 1995 through October 31, 1995, 91,000 line miles of new seismic data were added to the Company's library, and the Company expects to continue its emphasis on sales of proprietary seismic data.

     The industry has experienced a proliferation of both offshore and onshore multi-customer surveys as a result of modifications in oil and gas company spending strategies. In response to this increased demand, the Company has begun and is expecting to continue to selectively add data to its library, primarily in the Gulf of Mexico and the North Sea. Recent surveys have received significant initial funding from customers, which has reduced the related risk for the Company. Generally, the Company obtains pre-funding commitments for a majority of the cost of such surveys. Historically, proprietary seismic data sales have produced higher returns than the Company's other classes of services.

SERVICES AND MARKETS

     The Company acquires seismic data in marine, land and transition zone environments and processes data acquired from its own crews as well as data acquired by other geophysical crews. As of January 31, 1996, the Company operated three land and transition zone crews in the U.S. and two land crews in Argentina. The Company's six marine crews operate in selected markets worldwide. The Company also operates seven seismic data processing facilities in major petroleum centers around the world. In fiscal 1995 and the first quarter of fiscal 1996, 54% and 58%, respectively, of the Company's revenues were attributable to international operations and export sales.

     When performing geophysical services under contract for oil and gas producers, the Company may be employed to acquire and/or process geophysical data. Under any of these arrangements, the Company's entire work-product belongs to the contracting party. The Company also accumulates and processes geophysical data for its own account, preserving its work-product in a data library for later sale to interested parties on a non-exclusive basis. When acquiring data for its library, the Company generally obtains pre-funding commitments for a majority of the cost of such surveys.

     The following tables set forth the Company's revenues by service group and geographical segment:

                          REVENUES BY SERVICE GROUP(1)

                                                                  YEARS ENDED JULY 31,
                                                             ------------------------------
                                                               1993       1994       1995
                                                             --------   --------   --------
                                                                 (DOLLARS IN THOUSANDS)
    Land and transition zone data acquisition..............  $ 17,801   $ 38,454   $ 43,108
    Marine data acquisition................................    59,104     36,871     32,781
    Data processing........................................    35,773     30,017     36,104
    Sale of proprietary seismic data.......................     3,522     11,710     20,351
    Other..................................................     1,509        926        225
                                                             --------   --------   --------
              Total........................................  $117,709   $117,978   $132,569
                                                             ========   ========   ========

---------------

(1) Revenues from data acquisition and data processing services are recorded as revenues based on contractual rates set forth in the related contract if the contract provides a separate rate for each segment. If the contract only provides a rate for the overall service, revenue is recognized based on the percentage of the work effort completed compared with the total work effort involved in the contract.

                        REVENUES BY GEOGRAPHICAL SEGMENT

                                                                  YEARS ENDED JULY 31,
                                                             ------------------------------
                                                               1993       1994       1995
                                                             --------   --------   --------
                                                                 (DOLLARS IN THOUSANDS)
    United States(1).......................................  $ 37,476   $ 54,467   $ 63,048
    Europe and Middle East.................................    24,699     29,891     20,230
    Africa.................................................    13,020
    Far East...............................................    38,569     19,401     27,360
    South America..........................................     3,945     14,219     21,931
                                                             --------   --------   --------
              Total........................................  $117,709   $117,978   $132,569
                                                             ========   ========   ========

---------------

(1) Includes export sales of $10,138,000; $1,501,000; and $2,228,000 in fiscal
    1993, 1994 and 1995, respectively.

     See Note 11 of Notes to the Consolidated Financial Statements for additional segment information.

     Geophysical services are marketed from the Company's Houston offices and from its regional administrative centers by personnel whose duties also typically include technical, supervisory or executive responsibilities. Contracts are obtained either through competitive bidding in response to invitations for bids, by direct negotiation with the prospective customer or through the initiation by the Company of surveys for its library of data, which surveys are then offered for sale to oil and gas companies on a non-exclusive basis.

     Contracts for exclusive data acquisition involve payments on either a "turnkey" or a "time" basis or on a combination of both methods. Under the turnkey method, payments for data acquisition services are based upon the amount of data collected, and the Company bears substantially all of the risk of business interruption caused by inclement weather and other hazards. When operating on a time basis, payments are based on agreed rates per unit of time, which may be expressed in periods ranging from days to months, and most of the risk of business interruption (except for interruptions caused by failure of the Company's equipment) is borne by the customer. When a combination of both turnkey and time methods is used, the risk of business interruptions is shared in an agreed percentage by the Company and the customer. In each case, progress payments are usually required unless it is expected that the job can be accomplished in a brief period. In recent years, the Company's contracts for data acquisition have been predominately on a turnkey or on a combination of turnkey/time basis. Except for services performed at the Assen, Holland contract data processing center, substantially all exclusive data processing work is done on a turnkey basis.

DATA ACQUISITION SERVICES

     Land and Transition Zone. The Company's land and transition zone data acquisition services are conducted by five seismic crews, three of which operate in the continental United States and two of which are dedicated to South American markets and currently operate in Argentina. Two of the Company's domestic crews were acquired in October 1992 as a result of the purchase of GFS Company, which had extensive 3D experience in the transition zone environment.

     Each of the Company's crews consists of a surveying unit which lays out the lines to be recorded and marks the site for shot-hole placement or equipment location, an explosives or mechanical vibrating unit and a recording unit that lays out the geophones and recording instruments, directs shooting operations and records the acoustical signal reflected from subsurface strata. On the typical land seismic survey, the seismic crew is supported by several drill crews, which are furnished by third parties under short-term contracts. Drill crews operate in advance of the seismic crew and bore shallow holes for explosive charges which, when detonated by the seismic crew, produce the necessary acoustical impulse. In locations where the use of explosives is precluded due to population density, technical requirements or ecological factors, a mechanical vibrating unit or compressed air is substituted for explosives as the acoustical source.

     The Company's land and transition zone crews are equipped to perform both 3D and 2D surveys, utilizing seismic recording instruments, geophones and a variety of other seismic equipment, tools and stores. Each crew is capable of recording seismic data utilizing any energy source. Company vehicles assigned to each crew consist of a recording truck, two or more cable and geophone trucks, an explosives unit or vibrator trucks and several personnel vehicles with off-road capability. A summary of the Company's land and transition zone seismic recording equipment as of January 31, 1996, is shown below:

                                                                           SEISMIC RECORDING
                                                                               CAPACITY
CREW NO.                             LOCATION          EQUIPMENT TYPE         (CHANNELS)
--------                           -------------     ------------------   -------------------
  301............................  United States     I/O System Two           1,800
  303............................  United States     Seismic Group            2,200
                                                     Recorder
  325............................  United States     I/O System Two-RSR       1,800
  309............................  Argentina         I/O System Two           1,400
  312............................  Argentina         I/O System Two            600

     Marine. Marine data acquisition services are carried out by the Company's crews operating from vessels which have been modified or equipped to Company specifications and outfitted with a full complement of seismic, navigational and communications equipment.

     The following table sets forth certain information concerning the geophysical vessels operated by the Company as of January 31, 1996:

                                                                                          SEISMIC
                                  YEAR         LOCATION AT                               RECORDING
                                 ENTERED       JANUARY 31,                               CAPACITY
              VESSEL             SERVICE          1996           LENGTH        BEAM      (CHANNELS)
    ---------------------------  -------     ---------------    ---------    --------    ---------
    Acadian Commander..........   1981       Gulf of Mexico     217 feet     44 feet      240/3D
    Acadian Searcher...........   1983       Australia          217 feet     44 feet      240/3D
    Ross Seal..................   1987       Indonesia          176 feet     38 feet      240/3D
    Seacor Surf................   1991       Gulf of Mexico     135 feet     35 feet      240/3D
    Polar Search...............   1992       North Sea          300 feet     51 feet     1,920/3D
    Pearl Chouest..............   1995       Gulf of Mexico     210 feet     40 feet      240/3D

     The Polar Search is chartered from a ship operator for an initial term which expires on December 31, 1999. The vessel has recently been upgraded and equipped with advanced technology including the capability to simultaneously record up to eight seismic lines utilizing any combination of up to four Syntrak 480 streamers and two energy sources, as well as the most advanced navigation and positioning equipment obtainable.

     The Company's vessels (other than the Polar Search) are operated under charter arrangements expiring at various times through January 1997. Historically, the Company has been able to extend its vessel charters on terms and at rates closely approximating the expiring terms and rates. The Company has the right to renew the charters for the Ross Seal, the Seacor Surf and the Polar Search for periods ranging from two to six years. Decisions on whether to extend or renew expiring vessel charters or enter into charters with other vessel owners are pending and will be made prior to each charter expiration date.

     All of the vessels operated by the Company are equipped to perform both 3D and 2D seismic surveys. During the last several years, a majority of the marine seismic data acquisition services performed by the Company involved 3D surveys. The Company frequently upgrades seismic survey equipment on its vessels to enhance performance quality and incorporate new technology. Each vessel has an equipment complement consisting of seismic recording instrumentation, 4,500 to 6,000 meters of digital seismic streamer cable (21,000 meters on the Polar Search), cable location and seismic data location (binning) systems, multiple navigation systems, a source control system which controls the synchronization of the energy source (except in the case of the Seacor Surf) and a firing system which generates the acoustical impulses. The streamer cable contains hydrophones (marine geophones) that receive the acoustical impulses reflected by variations in the subsurface strata. Data acquired by each channel in the digital cable is partially processed before it is transmitted to recording instruments for storage on magnetic media, thus reducing subsequent processing time and the effective acquisition costs to the customer. In August 1994, the Company signed a series of agreements with Syntron, Inc. ("Syntron"), pursuant to which the Company expects to upgrade the recording systems on each of its vessels (other than the Polar Search which has recently been upgraded) to the Syntrak 480 marine digital telemetry system.

     Each marine seismic crew consists of approximately 20 persons, excluding the ship's captain and ship personnel. Seismic personnel live aboard ship during their tours of duty, which are staggered to permit continuous operations. During seismic operations, Company personnel direct the positioning of the vessel using sophisticated navigational equipment, deploy and retrieve the seismic streamer cable and energy-source array, and operate all other systems relating to data collection activities. Company personnel do not, however, have ultimate responsibility for the vessel, which is operated by the captain and personnel who are employees of the vessel owner.

DATA PROCESSING

     The Company currently operates seven geophysical data processing centers, including one under contract to a major oil and gas company. At each of the centers, data received from the field, both from Company and other geophysical crews, is processed to produce an image of the earth's subsurface using proprietary computer software and techniques developed by the Company. The Company also reprocesses older seismic data using new techniques designed to enhance the quality of the data. A majority of the Company's data processing services are performed on 3D seismic data.

     A summary of the Company's processing centers is as follows:

                                                                            YEAR
                                                                            OPENED
                                                                            ----
              Houston, Texas..............................................  1966
              Singapore...................................................  1970
              London, England.............................................  1973
              Brisbane, Australia.........................................  1982
              Jakarta, Indonesia(1).......................................  1984
              Kuala Lumpur, Malaysia......................................  1991
              Assen, Holland(2)...........................................  1982

---------------

(1) Operated by an 80%-owned subsidiary. The minority owner has an option to reduce the Company's ownership to 41%. The Company plans to close the center in fiscal 1997.

(2) Operated under customer contract, which expires in December 1996.

     The Company's centers operate high capacity, advanced technology data processing systems based on Convex and Hewlett Packard ("HP") systems with high speed networks. Recent installations in Houston, London and Singapore of HP's new K class servers ("KittyHawk") have been carried out to take advantage of price/performance improvements.

     The Company has installed its proprietary software, seismicTANGO, on three land acquisition crews (two in North America and one in South America) and three marine vessels. These systems run seismicTANGO software identical to that utilized in the Company's data processing centers, allowing for ease in the movement of data from the field to the data processing centers. Continuing development of seismicTANGO is aimed at enhancing the resolution of data from geologically complex formations, such as those present in Gulf of Mexico subsalt plays.

PROPRIETARY SEISMIC DATA

     In its data acquisition and processing efforts, the Company acquires and processes data for its own account through surveys partially funded by multiple customers. Once acquired and processed, such surveys are then offered for sale to other customers on a nonexclusive basis. Factors considered in determining whether to undertake such surveys include the availability of initial participants to underwrite a majority of the costs, the location to be surveyed, the probability and timing of future lease, concession and development activity in the area, and the availability, quality and price of competing data.

     During the past three years, the Company has increased its emphasis on its proprietary data activities. Since the beginning of fiscal 1995 through October 31, 1995, 91,000 line miles of new seismic data were added to the Company's library. The Company expects to continue its emphasis on the sale of proprietary seismic data and in 1996 expects to selectively add additional Gulf of Mexico and North Sea data to its library.

TECHNOLOGY

     The geophysical industry is highly technical, and the requirements for the acquisition and processing of seismic data have evolved continuously over the past 50 years. Accordingly, it is of significance to the Company that its technological capabilities remain comparable to those of its competitors, whether through continuing research and development, strategic alliances with equipment manufacturers or by acquiring technology under license from others. The Company has introduced several technological innovations in its geophysical service business, which have become industry standard practice in both acquisition and processing. In August 1994, the Company sold certain inventory, data acquisition equipment and technology and transferred its marine and land engineering and manufacturing department personnel to Syntron. Syntron is a leading manufacturer of advanced digital data acquisition systems which have gained wide acceptance in the industry. The Company has upgraded one vessel and plans to upgrade each of its other vessels to Syntron equipment pursuant to agreements that continue for approximately 18 months. Until such time as currently operated data acquisition equipment is replaced, the Company will continue to have access to the equipment and technology sold to Syntron.

     Currently, the Company employs approximately 40 persons in its research and development activities, substantially all of whom are scientists, engineers or programmers. During fiscal year 1993, 1994 and 1995, research and development expenditures were $4.2 million, $4.9 million and $2.9 million, respectively. The reduced level of expenditures in 1995 reflects the transfer of the Company's marine and land engineering department to Syntron in August 1994.

     The Company only periodically applies for patents on internally developed technology. This policy is based upon the belief that most proprietary technology, even where regarded as patentable, can be more effectively protected by maintaining confidentiality than through disclosure and a patent enforcement program.

     Certain of the equipment, processes and techniques used by the Company are subject to the patent rights of others, and the Company holds non-exclusive licenses with respect to a number of such patents. While the Company regards as beneficial its access to others' technology through licensing, the Company believes that substantially all presently licensed technology could be replaced without significant disruption to the business should the need arise.

     The Company's continual upgrading of technology, together with the purchase of new equipment during the previous three years, has required a major commitment to capital spending. The amount of future capital expenditures will depend on the availability of funding and market requirements as dictated by oil and gas company activity levels.

     The following table sets forth, for the three years ended July 31, 1995, the Company's capital expenditures for each of its significant operations.

                                                                YEARS ENDED JULY 31,
                                                          ---------------------------------
                                                           1993         1994         1995
                                                          -------      -------      -------
                                                               (DOLLARS IN THOUSANDS)
    Land and transition zone seismic crews............    $ 8,670      $ 5,066      $ 5,791
    Marine seismic crews..............................     25,177(1)     3,370        8,296
    Data processing centers...........................      6,257        1,931        3,438
    Other.............................................        322          324          717
                                                          -------      -------      -------
              Total...................................    $40,426      $10,691      $18,242
                                                          =======      =======      =======

---------------

(1) Includes $7,800,000 of assets purchased in exchange for deferred credits on future seismic services. See Note 10 to Consolidated Financial Statements.

COMPETITION AND OTHER BUSINESS CONDITIONS

     Competition. The acquisition and processing of seismic data for the oil and gas exploration industry has historically been highly competitive worldwide. However, as a result of changing technology and increased capital requirements, the seismic industry has consolidated substantially since the late 1980's. The consolidation has reduced the number of competitors, and the largest competitors remaining in the market are Western Geophysical (a division of Western Atlas Inc.), Geco-Prakla (a division of Schlumberger), Compagnie Generale Geophysique and Petroleum Geo-Services A/S. Although reliable comparative figures are not available in all cases, the Company believes that its largest competitors have more extensive and diversified operations and have financial and operating resources in excess of those available to the Company. Competition for available seismic surveys is based on several competitive factors, including price, performance, dependability and crew availability.

     Operating Conditions/Seasonality. The Company's data acquisition activities often are conducted under extreme weather and other hazardous conditions. Accordingly, these operations are subject to risks of injury to personnel and loss of equipment. The Company carries insurance against the destruction of, or damage to, its chartered vessels and its geophysical equipment in amounts that it considers adequate. The Company may not, however, be able to obtain insurance against certain risks or for equipment located from time to time in certain areas of the world. The Company obtains insurance against war, expropriation, confiscation and nationalization when such insurance is available and when management considers it advisable to do so. Such coverage is not always available and, when available, is subject to unilateral cancellation by the insuring companies on short notice. The Company also carries insurance against pollution hazards and injury to persons and property that may result from its operations and considers the amounts of such insurance to be adequate.

     Fixed costs, including costs associated with vessel charters and operating leases, labor costs, depreciation and interest expense, account for more than one-half of the Company's costs and expenses. As a result, downtime or low productivity resulting from reduced demand, equipment failures, weather interruptions or otherwise, can result in significant operating losses.

     The Company's seismic operations and quarterly financial results historically have been subject to seasonal fluctuation, with the greatest volume of both data acquisition and data processing occurring during the summer and fall in the Northern Hemisphere. However, as a result of the expansion of the Company's foreign operations and the deployment of its seismic vessels and crews into regions having opposing seasons or less severe weather conditions, the Company believes that the impact of seasonal fluctuations has been reduced. In addition to seasonality, the Company historically has experienced quarterly fluctuations in operating results. Operating results in any fiscal quarter may vary as a result of (i) the magnitude of certain contracts for the acquisition or sale of data, (ii) customers' budgetary cycles and (iii) seismic data sales occurring as a result of offshore lease sales. In light of customer budgetary considerations, the majority of the Company's sales of proprietary seismic data has historically tended to occur in the Company's second and third quarters.

BACKLOG

     At October 31, 1995, the Company's backlog of commitments for services was $73.3 million, compared with $86.6 million at July 31, 1995. Such backlog consisted of written orders or commitments believed to be firm. Contracts for services are occasionally varied or modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty; consequently, the Company's backlog as of any particular date may not be indicative of the Company's actual operating results for any succeeding fiscal period. It is anticipated that approximately 95% of the orders and commitments included in backlog at October 31, 1995, will be completed prior to the end of fiscal 1996.

SIGNIFICANT CUSTOMERS

     Historically, the Company's principal customers have been international oil and gas companies, foreign national oil companies and independent oil and gas companies. In fiscal 1993, Royal Dutch Shell and its subsidiaries and affiliates accounted for 11% of the Company's revenues. In fiscal 1993 and 1994, Mobil Oil Corporation and its subsidiaries and affiliates accounted for 16% and 10% respectively, of the Company's revenues. In fiscal 1995, no single customer accounted for 10% or more of total revenues. Due to the contractual nature of the Company's operations, it is anticipated that significant portions of future consolidated revenues may continue to be attributable to a few customers, although it is likely that the identity of such customers may change from period to period.

EMPLOYEES

     At January 31, 1996, the Company employed approximately 1,200 full-time personnel. The Company has no collective bargaining agreements with its United States employees. However, the Company's employees in its data processing center in Singapore have been organized by the Singapore Industrial and Services Employees' Union. The Company considers the relations with its employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

     The table below sets forth certain information regarding the Company's executive officers and directors.

               NAME                  AGE                    POSITION(S)
-----------------------------------  ---    -------------------------------------------
Douglas B. Thompson................  46     Chairman of the Board, Director
Stephen J. Ludlow..................  45     President and Chief Executive Officer,
                                            Director
Richard W. McNairy.................  55     Vice President and Chief Financial Officer
Nicholas A. C. Bright..............  49     Regional Manager -- Europe, Africa, and
                                            Middle East Operations
David E. Graham....................  48     Regional Manager -- North America
                                            Operations
Timothy L. Wells...................  42     Regional Manager -- Far East Operations
Allan C. Pogach....................  51     Vice President, Secretary, and Treasurer
George F. Baker....................  56     Director
James B. Clement...................  50     Director
Clayton P. Cormier.................  63     Director
Steven J. Gilbert..................  48     Director
Jack C. Threet.....................  67     Director

     Douglas B. Thompson. Mr. Thompson has served as chairman of the board since May 1994 and has been president of Jupiter Management Co., Inc. ("Jupiter Management"), a general partner of Jupiter & Associates ("Jupiter"), since Jupiter Management's formation in 1989. He is also the sole director and shareholder of Jupiter Investment Company and J/D Funding Corp., both general partners of Jupiter, and is the sole shareholder of Jupiter Management. In addition, he is chairman of the board and president of WellTech, Inc., a well servicing company based in Houston, Texas.

     Stephen J. Ludlow. Mr. Ludlow has been employed by the Company for 24 years and has served as chief executive officer since May 1994. He was executive vice president of the Company for the preceding four years following eight years of service in a variety of progressively more responsible management positions, including several years of service as the executive responsible for operations in Europe, Africa and the Middle East.

     Richard W. McNairy. Mr. McNairy has served as vice president and chief financial officer of the Company since February 1994, prior to which he was corporate controller of Halliburton Energy Services Group for three years and vice president -- finance for its geophysical services subsidiary for the preceding two years. Prior to 1989 and since 1974 he was employed in various financial and operational management capacities with predecessor companies acquired by Halliburton. Mr. McNairy has 26 years of experience in the oil service industry.

     Nicholas A. C. Bright. Mr. Bright is the regional manager in charge of all Company operations in Europe, Africa and the Middle East. He joined the Company in 1980 and served in a succession of more responsible management positions prior to assuming his present position in 1989.

     David E. Graham. Mr. Graham joined the Company in July 1995, was designated an executive officer in October 1995, and is the regional manager in charge of North American geophysical operations. Mr. Graham has 26 years of experience in the exploration business including the past eight years with Schlumberger, where he most recently served as Western Hemisphere sales and marketing manager for Geco-Prakla, a geophysical subsidiary of Schlumberger.

     Timothy L. Wells. Mr. Wells was appointed to his present position as the regional manager in charge of the Company's Far Eastern geophysical operations in August 1995, was designated an executive officer in

October 1995, and has been employed by the Company in a series of progressively more responsible, technical, and managerial positions since 1981.

     Allan C. Pogach. Mr. Pogach has served as vice president and treasurer of the Company since 1981 and as corporate secretary since July 1994. Mr. Pogach has 25 years of experience in energy-related companies.

     George F. Baker. Mr. Baker has been president of Cambridge Capital Holdings, Inc., a private investment firm, for more than five years. He also serves as chairman of the board and president of Whitehall Corporation, a manufacturer of seismic towed arrays for offshore oil exploration, and through its Aerocorp subsidiary, is a provider of aircraft maintenance for the airline industry.

     James B. Clement. Mr. Clement has served as the president and chief executive officer of Offshore Logistics, Inc., a supplier of helicopter, transportation, and related services to the oil and gas industry since November 1987, where he is also a director. Mr. Clement also is a member of the board of directors of Pride Petroleum Services, Inc.

     Clayton P. Cormier. Mr. Cormier is currently a financial and insurance consultant. From 1986 to 1991, Mr. Cormier was a senior vice president in the oil and gas division of Johnson & Higgins, an insurance broker. From 1979 to 1986, he was the chairman of the board, president, and chief executive officer of Ancon Insurance Company, S.A. Prior to that time, he was an assistant treasurer of Exxon Corporation.

     Steven J. Gilbert. Mr. Gilbert has been managing general partner of Soros Capital L.P. since 1992. Soros Capital L.P. is the principal venture capital and leveraged transaction entity of Quantum Group of Funds. He is also the managing director of Commonwealth Capital Partners, L.P., a private equity investment fund. From 1984 to 1988, Mr. Gilbert was the managing general partner of Chemical Venture Partners, which he founded. Mr. Gilbert is a director of Katz Media Group, Inc., NFO Research, Inc., The Asian Infrastructure Fund, Peregrine Indonesia Fund, Inc., Terra Nova (Bermuda) Holdings, Ltd., GTS-Duratek, Inc., Sydney Harbour Casino Holdings, Ltd., and UroMed, Inc., and is a member of the Advisory Committee of Donaldson, Lufkin & Jenrette Merchant Banking.

     Jack C. Threet. Mr. Threet was formerly vice president for exploration of Shell Oil Company. Prior to his retirement from Shell Oil Company in 1987, Mr. Threet was also a member of the boards of directors of several affiliates of Shell Oil Company.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share, and at February 14, 1996, there were 11,123,422 shares outstanding, and 1,356,401 shares were reserved for issuance upon exercise of outstanding warrants and options. Each share of Common Stock has one vote on all matters presented to the stockholders. Subject to the rights and preferences of any Preferred Stock (as defined below) which may be designated and issued, the holders of Common Stock are entitled to receive dividends, if and when declared by the board of directors, and are entitled on liquidation to all assets remaining after the payment of liabilities. The Common Stock has no preemptive or other subscription rights. Outstanding shares of Common Stock are and the shares of Common Stock offered by the Company, when issued and paid for, will be fully paid and nonassessable. Since the Common Stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares will not be able to elect any directors. For additional provisions relating to the ability of certain persons to elect directors, see "-- Certain Provisions of Governing Documents." Chemical Mellon Shareholder Services, Dallas, Texas, is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

     The board of directors of the Company, without any action by the stockholders of the Company, is authorized to issue up to 1,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), in one or more series and to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and the conversion and other rights of each such series. There are no shares of Preferred Stock outstanding, and no series of Preferred Stock has been designated.

     Although the board of directors has no present intention of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, provide for a liquidation preference over the Common Stock or impede the completion of a merger, tender offer or other takeover attempt. The board of directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the board of directors, including a tender or exchange offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests.

CERTAIN PROVISIONS OF GOVERNING DOCUMENTS

     The Company's bylaws also contain provisions which may affect control of the Company and restrict its ability to engage in certain transactions. In general, the Company's bylaws require that, until such time as a group of individual and institutional investors (collectively, the "Jupiter Group") and Quantum Partners LDC, a Netherlands Antilles corporation ("Quantum"), no longer own more than 20% of the Company's outstanding Common Stock, they will have the right to (i) designate an aggregate of six nominees for election as directors (out of a present seven positions) at each annual meeting of the stockholders,
(ii) appoint one additional director to an expanded board of directors if the Company defaults in any payment obligation on any of its then outstanding debt instruments or equity securities or if the Company were to incur losses for any five consecutive fiscal quarters and (iii) designate two of the three members of the executive committee of the board. Both the Jupiter Group and Quantum have agreed that during such time they will vote their shares in favor of the other's nominees.

     Upon consummation of this Offering, the Jupiter Group and Quantum will collectively own less than 20% of the Company's outstanding Common Stock, and accordingly, they will no longer have the right to designate board members for election pursuant to the Company's bylaws. See "Selling Stockholder."

     In addition, the bylaws prohibit the Company from engaging in certain transactions, except upon the prior approval of at least five of the directors designated by the Jupiter Group and Quantum, including (i) mergers, consolidations, restructuring and recapitalizations, (ii) any issuance of Common Stock or securities convertible into or exchangeable for Common Stock in quantities exceeding approximately 933,333 shares, (iii) any sale of substantially all of the assets or a majority of the equity securities of any "significant subsidiary" and certain other sales of assets outside the ordinary course of business, (iv) any repurchase by the Company of its outstanding securities, or (v) any transaction between the Company and Jupiter, any member of the Jupiter Group or Quantum except for certain transactions in the ordinary course of business and certain other transactions entered into in connection with or contemplated by the plan of reorganization consummated in connection with the Company's emergence from Chapter 11 proceedings in July 1991.

                              SELLING STOCKHOLDER

     The Selling Stockholder has agreed to sell the number of shares of Common Stock set forth opposite its name. The table sets forth information with respect to ownership of the Common Stock by the Selling Stockholder as of the date of, and as adjusted to reflect, the sale of shares covered by this Prospectus.

                                           SHARES BENEFICIALLY                       SHARES BENEFICIALLY
                                          OWNED BEFORE OFFERING                      OWNED AFTER OFFERING
                                          ----------------------                   ------------------------
                                                        PERCENT      SHARES TO      NUMBER       PERCENT OF
                  NAME                      NUMBER      OF CLASS      BE SOLD      OF SHARES      CLASS(1)
----------------------------------------  ----------    --------     ---------     ---------     ----------
Quantum Partners LDC(2).................   1,024,263      9.17%       200,000       824,263         5.62%

---------------

(1) Assuming the Underwriters' over-allotment option is not exercised.

(2) Includes 40,443 shares of Common Stock which may be acquired upon the exercise of warrants by Quantum.

     For a discussion of Quantum's right to designate directors to the Company's board of directors and their relationship to the Jupiter Group, see "Description of Capital Stock -- Certain Provisions of Governing Documents."

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company and the Selling Stockholder (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    --------------------------------------------------------------------------  ---------
    Dillon, Read & Co. Inc....................................................
    Raymond James & Associates, Inc...........................................
    Rodman & Renshaw, Inc.....................................................

                                                                                ---------
              Total...........................................................  3,700,000
                                                                                =========

The Managing Underwriters are Dillon, Read & Co. Inc., Raymond James & Associates, Inc. and Rodman & Renshaw, Inc.

     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at
such price less a concession not to exceed $     per share on sales to certain
dealers. The Underwriters may allow, and such dealers may reallow a concession
not to exceed $     per share on sales to certain other dealers. The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation, or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 555,000 shares of Common Stock on the same terms per share. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the 45th day from the date of the public offering of the shares offered hereby and only to cover over-allotments made of the shares in connection with this Offering.

     The Company and certain of its directors and executive officers have agreed not to offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible or exchangeable into or exercisable for Common Stock other than the shares offered hereby for a period of 90 days after the date of this Prospectus without the prior written consent of Dillon, Read & Co. Inc., except that the Company may, without that consent, issue shares of Common Stock pursuant to its existing stock and benefit plans.

     The Company and the Selling Stockholder have agreed in the Underwriting Agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Porter & Hedges, L.L.P., Houston, Texas. Certain legal matters in connection with the Common Stock offered hereby are being passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements as of July 31, 1994 and 1995 and for each of the three years in the period ended July 31, 1995, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ---
Independent Auditors' Report.........................................................   F-2
Consolidated Statements of Operations for the years ended July 31, 1993, 1994 and
  1995 and for the three months ended October 31, 1994 and 1995......................   F-3
Consolidated Balance Sheets as of July 31, 1994 and 1995 and October 31, 1995........   F-4
Consolidated Statements of Cash Flows for the years ended July 31, 1993, 1994 and
  1995 and for the three months ended October 31, 1994 and 1995......................   F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended July
  31, 1993, 1994 and 1995 and for the three months ended October 31, 1995............   F-7
Notes to Consolidated Financial Statements...........................................   F-8

                          INDEPENDENT AUDITORS' REPORT

Digicon Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Digicon Inc. and Subsidiaries (the "Company") as of July 31, 1994 and 1995, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended July 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at July 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston, Texas
October 12, 1995

                         DIGICON INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                   (UNAUDITED)
                                                                                  FOR THE THREE
                                                  FOR THE YEARS ENDED              MONTHS ENDED
                                                        JULY 31,                   OCTOBER 31,
                                            --------------------------------    ------------------
                                              1993        1994        1995       1994       1995
                                            --------    --------    --------    -------    -------
REVENUES..................................  $117,709    $117,978    $132,569    $32,000    $38,178
COSTS AND EXPENSES:
  Operating expenses:
     Cost of services.....................   101,866     101,310     105,912     25,008     30,433
     Restructuring........................                 1,363         800
  Write-off/reserve for impairment of
     assets...............................                 6,523
  Depreciation and amortization...........     9,620      13,758      13,763      3,393      3,623
  Selling, general and administrative.....     4,417       5,101       4,428      1,106      1,251
  Interest................................     1,217       3,085       5,142      1,170      1,282
  Equity in loss of 50% or less-owned
     companies and joint ventures.........        54         445       1,485        361
  Gain on sale of investment in FSU joint
     ventures.............................                            (4,370)
  Other...................................       184        (702)        598       (372)       111
                                            --------    --------    --------    -------    -------
          Total...........................   117,358     130,883     127,758     30,666     36,700
                                            --------    --------    --------    -------    -------
Income (loss) before provision for income
  taxes...................................       351     (12,905)      4,811      1,334      1,478
Provision for income taxes................     1,609       1,521       2,033        727        726
                                            --------    --------    --------    -------    -------
NET INCOME (LOSS).........................  $ (1,258)   $(14,426)   $  2,778    $   607    $   752
                                            ========    ========    ========    =======    =======
PER SHARE OF COMMON STOCK:
  Earnings (loss) per share...............  $   (.15)   $  (1.48)   $    .25    $   .06    $   .07
                                            ========    ========    ========    =======    =======
  Weighted average shares.................     8,674       9,769      10,958     10,956     10,584
                                            ========    ========    ========    =======    =======
  Cash dividends -- common stock..........      None        None        None       None       None
                                            ========    ========    ========    =======    =======

                 See Notes to Consolidated Financial Statements

                         DIGICON INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
           (IN THOUSANDS, EXCEPT FOR PAR VALUE AND NUMBER OF SHARES)

                                                                            JULY 31,             (UNAUDITED)
                                                                     ----------------------      OCTOBER 31,
                                                                       1994          1995          1995
                                                                     --------      --------      --------
                              ASSETS
Current assets:
  Cash.............................................................  $  8,365      $  4,209      $  3,490
  Restricted cash investments......................................       320           670           681
  Accounts and notes receivable (net of allowance for doubtful
    accounts: 1994, $701; 1995, $703; October 31, 1995, $653)......    30,427        40,662        42,632
  Note receivable from FSU joint venture, current portion..........       443
  Materials and supplies inventory (net of reserves: 1994, $68;
    1995, $66; October 31, 1995, $66)..............................     5,410         1,335         1,269
  Prepayments and other............................................     4,692         6,619         6,489
                                                                     --------      --------      --------
         Total current assets......................................    49,657        53,495        54,561
Property and equipment:
  Seismic equipment................................................    48,622        53,615        56,386
  Data processing equipment........................................    27,795        26,703        26,620
  Seismic ships....................................................     8,291
  Leasehold improvements and other.................................    30,809        29,394        32,011
                                                                     --------      --------      --------
         Total.....................................................   115,517       109,712       115,017
    Less accumulated depreciation..................................    66,625        60,874        63,843
                                                                     --------      --------      --------
         Property and equipment -- net.............................    48,892        48,838        51,174
Proprietary seismic data...........................................    19,638        28,444        29,061
Investment in FSU joint ventures...................................     8,478
Goodwill (net of accumulated amortization: 1994, $743; 1995,
  $1,168; October 31, 1995, $1,273)................................     3,502         3,077         2,972
Other assets.......................................................       802         1,216         1,284
Note receivable from FSU joint venture, non-current portion........       887
                                                                     --------      --------      --------
         Total.....................................................  $131,856      $135,070      $139,052
                                                                     ========      ========      ========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term related party loans...................................  $  2,695
  Current maturities of long-term debt.............................     6,166      $ 10,915      $ 10,656
  Accounts payable -- trade........................................    23,740        18,875        18,206
  Accrued interest.................................................       293           409           399
  Other accrued liabilities........................................     9,205        14,869        13,020
  Income taxes payable.............................................     1,406         1,097         1,696
                                                                     --------      --------      --------
         Total current liabilities.................................    43,505        46,165        43,977
Non-current liabilities:
  Long-term debt--less current maturities..........................    23,922        25,243        26,697
  Deferred credits.................................................     5,538         3,675         3,675
  Other non-current liabilities....................................       341         1,105         1,087
                                                                     --------      --------      --------
         Total non-current liabilities.............................    29,801        30,023        31,459
Commitments and contingent liabilities (Note 7)
Stockholders' equity:
  Common stock, $.01 par value; July 31, 1994 -- authorized:
    60,000,000 shares; issued: 31,352,273 shares; July 31, 1995 and
    October 31, 1995 -- authorized: 20,000,000 shares; issued:
    11,134,939 shares..............................................       314           111           111
  Additional paid-in capital.......................................    69,366        71,895        71,105
  Accumulated deficit from August 1, 1991..........................   (11,130)       (8,352)       (7,600)
  Less: Treasury stock, at cost; 858,497 shares....................                  (4,772)
                                                                     --------      --------      --------
         Stockholders' equity......................................    58,550        58,882        63,616
                                                                     --------      --------      --------
         Total.....................................................  $131,856      $135,070      $139,052
                                                                     ========      ========      ========

                 See Notes to Consolidated Financial Statements

                         DIGICON INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                                                        (UNAUDITED)
                                                                                                       FOR THE THREE
                                                                        FOR THE YEARS ENDED            MONTHS ENDED
                                                                              JULY 31,                  OCTOBER 31,
                                                                   ------------------------------   -------------------
                                                                     1993       1994       1995       1994       1995
                                                                   --------   --------   --------   --------   --------
OPERATING ACTIVITIES:
  Net income (loss)............................................... $ (1,258)  $(14,426)  $  2,778   $    607   $    752
  Non-cash items included in income (loss):
    Restructuring accrual.........................................                 777         14       (295)
    Write-off/reserve for impairment of assets....................               6,523
    Depreciation and amortization.................................    9,620     13,758     13,763      3,393      3,623
    Amortization of warrants issued with short-term related party
      loans.......................................................                             89
    Amortization of deferred gain on sale/leaseback...............                           (898)      (200)       (60)
    (Gain) loss on disposition of property and equipment..........     (129)      (746)       755       (349)       137
    Equity in loss of 50% or less-owned companies and joint
      ventures....................................................       54        445      1,485        361
    Gain on sale of investment in FSU joint ventures..............                         (4,370)
    Gain on settlement of deferred credits........................                           (864)
    Write-down of proprietary seismic data to market..............      589        348      1,786         99         99
    Other.........................................................     (131)      (148)
  Change in operating assets/liabilities (exclusive of the effects of the purchase of GFS):
    Accounts and notes receivable.................................    2,937      5,203     (7,314)    (4,818)    (1,970)
    Materials and supplies inventory..............................   (2,312)     1,145        291         11         66
    Prepayments and other.........................................     (608)      (610)    (1,326)      (845)       130
    Proprietary seismic data......................................   (4,174)   (10,153)   (10,592)    (1,859)      (716)
    Other.........................................................     (515)                  508        122        (84)
    Accounts payable -- trade.....................................   (2,623)    (4,500)    (5,331)    (2,960)    (1,051)
    Accrued interest..............................................      (68)       133        116         46        (10)
    Other accrued liabilities.....................................   (1,188)     3,679      5,551      1,727     (1,789)
    Income taxes payable..........................................   (1,361)       546       (309)       163        599
    Deferred credits..............................................     (832)    (1,430)      (414)
    Other non-current liabilities.................................                 341        762         88        (18)
                                                                   --------   --------   --------   --------   --------
         Total cash provided (used) by operating activities.......   (1,999)       885     (3,520)    (4,709)      (292)
FINANCING ACTIVITIES:
  Payment of long-term debt.......................................   (8,102)    (3,158)    (7,206)    (1,321)    (1,877)
  Net borrowings under credit agreements..........................    5,000      8,368      1,648        588        813
  Net proceeds from sale of common stock..........................   21,083        (40)       (72)       (15)
  Net proceeds from sale of treasury stock........................                          3,984                 3,982
  Borrowings of short-term related party loans....................               6,081         30         30
  Payments of short-term related party loans......................              (3,386)    (2,725)    (1,052)
                                                                   --------   --------   --------   --------   --------
         Total cash provided (used) by financing activities.......   17,981      7,865     (4,341)    (1,770)     2,918
INVESTING ACTIVITIES:
  (Increase) decrease in restricted cash investments..............       79        304       (350)      (424)       (11)
  Increase in investment in FSU joint ventures....................              (1,535)    (1,875)      (415)
  Sale to Syntron, Inc.:
    Inventories and technologies..................................                          1,630      1,630
    Property and equipment........................................                          1,370      1,370
  Sale of investment in FSU joint ventures........................                          6,000
  Purchase of property and equipment..............................  (21,485)    (5,406)    (4,552)      (746)    (3,488)
  Sale of property and equipment..................................    2,545        938      1,437         98        132
                                                                   --------   --------   --------   --------   --------
         Total cash provided (used) by investing activities.......  (18,861)    (5,699)     3,660      1,513     (3,367)
  Currency (gain) loss on foreign cash............................     (241)       (88)        45         35         22
                                                                   --------   --------   --------   --------   --------
  Change in cash and cash equivalents.............................   (3,120)     2,963     (4,156)    (4,931)      (719)
  Beginning cash and cash equivalents balance.....................    8,522      5,402      8,365      8,365      4,209
                                                                   --------   --------   --------   --------   --------
  Ending cash and cash equivalents balance........................ $  5,402   $  8,365   $  4,209   $  3,434   $  3,490
                                                                   ========   ========   ========   ========   ========

                 See Notes to Consolidated Financial Statements

                         DIGICON INC. AND SUBSIDIARIES

        SUPPLEMENTARY SCHEDULES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                                                                                  (UNAUDITED)
                                                                                                                 FOR THE THREE
                                                                                 FOR THE YEARS ENDED              MONTHS ENDED
                                                                                      JULY 31,                    OCTOBER 31,
                                                                           -------------------------------     ------------------
                                                                            1993        1994        1995        1994        1995
                                                                           -------     -------     -------     -------     ------
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Increase in materials and supplies inventories for deferred credits..... $   987
  Increase in assets/liabilities due to purchase of GFS Company:
    Cash..................................................................      65
    Restricted cash investments...........................................      75
    Accounts and notes receivable.........................................   3,025
    Materials and supplies inventory......................................     183
    Prepayments and other.................................................     363
    Property and equipment -- net.........................................   3,168
    Goodwill..............................................................   4,245
    Long-term debt........................................................   2,431
    Accounts payable -- trade.............................................   6,558
    Accrued interest......................................................      13
    Other accrued liabilities.............................................     969
    Common stock..........................................................   1,153
  Increase (decrease) in investment in FSU joint ventures for:
    Common stock..........................................................             $ 7,299     $ 2,309     $ 2,309
    Accounts and note receivable from FSU joint ventures..................                            (409)       (409)
    Other assets..........................................................                 135
    Other accrued liabilities.............................................                                       1,233
    Long-term debt........................................................                                         245
  Increase (decrease) in property and equipment for:
    Accounts and notes receivable.........................................                           2,045         925
    Execution of capital leases and notes.................................   9,844       4,227      11,224         454     $2,259
    Accounts payable -- trade.............................................   2,289       1,058         334         943        382
    Deferred credits payable..............................................   6,813                  (1,449)
    Prepayments and other.................................................  (1,104)
  Increase in prepayments on property and equipment for notes payable.....                             601
  Increase in notes receivable for:
    Sale of property and equipment........................................                 250
    Sale of other assets..................................................               1,330
  Sale of investment in FSU joint ventures resulting in an increase
    (decrease) in:
    Accounts and notes receivable from purchaser..........................                           1,790
    Accounts and note receivable from FSU joint ventures..................                          (1,740)
    Accounts payable -- trade.............................................                              78
    Treasury stock........................................................                           8,756
  Sale of inventories, property and equipment, and technologies to
    Syntron, Inc. resulting in an increase (decrease) in:
    Accounts and notes receivable -- deferred credits.....................                           3,255       1,805
    Materials and supplies inventory......................................                          (2,154)     (2,034)
    Other assets -- deferred credits receivable...........................                             857       2,307
    Accounts payable -- trade.............................................                             957         957
    Other accrued liabilities -- deferred gain............................                             891       1,011
    Other non-current liabilities -- deferred gain........................                             110         110
  Sale of accounts receivable and property and equipment resulting in a decrease in:
    Accounts and notes receivable.........................................                             (78)
    Property and equipment -- net.........................................                            (247)
    Long-term debt........................................................                            (199)
    Accounts payable -- trade.............................................                             (18)
    Other non-current liabilities.........................................                            (108)
  Increase in additional paid-in capital as a result of warrants issued
    with short-term related party loans...................................                              89
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest --
      Equipment purchase obligations and unsecured notes payable..........     384         879       1,060         291        392
      Secured term loan...................................................     584         585         635         151        121
      Credit agreements...................................................     227         664       1,915         397        529
      Short-term related party loans......................................                 206         199
      Other...............................................................     239         339       1,388         276        220
    Income taxes..........................................................   3,178       1,293       1,963         131        112

                 See Notes to Consolidated Financial Statements

                         DIGICON INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
  FOR THE YEARS ENDED JULY 31, 1993, 1994 AND 1995 AND THE THREE MONTHS ENDED
                                OCTOBER 31, 1995
                  (IN THOUSANDS, EXCEPT FOR NUMBER OF SHARES)


                                                                                        ADDITIONAL         ACCUMULATED
                                                                                      PAID-IN CAPITAL      EARNINGS
                                    COMMON STOCK ISSUED       TREASURY STOCK,       -------------------    (DEFICIT)
                                    -------------------           AT COST                      EMPLOYEE    FROM
                                                   PAR     ---------------------                NOTES      AUGUST 1,
                                      SHARES       VALUE     SHARES      AMOUNT      OTHER     RECEIVABLE    1991
                                    -----------    ----    ----------    -------    -------    --------    --------
BALANCE, JULY 31, 1992...........    22,597,423    $226                             $40,007    $    (48)   $  4,554
Common stock issued in
  acquisition of GFS, net of
  issue costs....................       225,000       2                               1,137
Common stock issued for cash, net
  of issue costs.................     5,456,900      55                              20,994
Collections of employee notes
  receivable.....................                                                                    48
Net loss.........................                                                                            (1,258)
                                     ----------    ----      --------     ------    -------    --------    --------
BALANCE, JULY 31, 1993...........    28,279,323     283                              62,138                   3,296
Common stock issued for
  investment in FSU joint
  ventures, net of issue costs...     3,072,950      31                               7,228
Net loss.........................                                                                           (14,426)
                                     ----------    ----      --------     ------    -------    --------    --------
BALANCE, JULY 31, 1994...........    31,352,273     314                              69,366                 (11,130)
Common stock issued for
  investment in FSU joint
  ventures, net of issue costs...     2,052,543      20                               2,265
One for three reverse stock
  split, net of issue costs......   (22,269,877)   (223)                                175
Warrants issued in conjunction
  with short-term related party
  loans..........................                                                        89
Common stock reacquired in sale
  of investment in FSU joint
  ventures.......................                          (1,708,497)   $(8,756)
Treasury stock issued for cash...                             850,000      3,984
Net income.......................                                                                             2,778
                                     ----------    ----      --------     ------    -------    --------    --------
BALANCE, JULY 31, 1995...........    11,134,939     111      (858,497)    (4,772)    71,895                  (8,352)
Treasury stock issued for cash,
  net of issue costs
  (unaudited)....................                             858,497      4,772       (790)
Net income (unaudited)...........                                                                               752
                                     ----------    ----      --------     ------    -------    --------    --------
BALANCE, OCTOBER 31, 1995
  (UNAUDITED)....................    11,134,939    $111                   $         $71,105    $           $ (7,600)
                                     ==========    ====      ========     ======    =======    ========    ========

                 See Notes to Consolidated Financial Statements

                         DIGICON INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  FOR THE YEARS ENDED JULY 31, 1993, 1994 AND 1995 AND THE THREE MONTHS ENDED
                                OCTOBER 31, 1995
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Digicon Inc. ("the Company") and all majority-owned domestic and foreign subsidiaries. Investments in 50% or less-owned companies and joint ventures are carried on the equity basis. All material intercompany balances and transactions have been eliminated in consolidation.

RESTRICTED CASH INVESTMENTS

     Restricted cash investments in the amounts of $320,000 at July 31, 1994 and $670,000 at July 31, 1995 were pledged as collateral on certain bank guarantees.

TRANSLATION OF FOREIGN CURRENCIES

     The Company has determined that the U.S. dollar is its functional currency. Property and equipment (and related depreciation) and inventories are translated into U.S. dollars at the exchange rates in effect at the time of their acquisition. Other assets and liabilities are translated at year-end rates. Operating results (other than depreciation) are translated at the average rates of exchange prevailing during the year. Remeasurement gains and losses are included in the determination of net income and are reflected in other costs and expenses. See Note 5.

REVENUES

     Revenues from data acquisition and data processing services are recorded as revenues based on contractual rates set forth in the related contract if the contract provides a separate rate for each segment. If the contract only provides a rate for the overall service, revenue is recognized based on the percentage of the work effort completed compared with the total work effort involved in the contract.

ACCOUNTS RECEIVABLE

     Included in accounts and notes receivable at July 31, 1994 and 1995 are unbilled amounts of approximately $8,800,000 and $10,700,000, respectively. Such amounts are either not billable to the customer at July 31 in accordance with the provisions of the contract and generally will be billed in one to four months or are currently billable and will be invoiced in the next monthly statement cycle.

PROPRIETARY SEISMIC DATA

     The direct cost of collecting and processing seismic data for the Company's own account is capitalized using a percentage of estimated sales method. The cost of proprietary seismic data is charged to operations either in (i) the periods in which sales occur as a percentage of the revenue obtained, or (ii) in periods when the estimated market value of such data is less than the cost of the data.

MOBILIZATION COST

     Transportation and make-ready expenses of seismic operations prior to commencement of business in an area are amortized over the period of expected operations in that area. Amounts applicable to operations for the Company's own account are included in the cost of proprietary seismic data. Unamortized mobilization costs, if any, are shown as a prepaid expense.

                         DIGICON INC. AND SUBSIDIARIES

INVENTORIES

     Inventories of materials and supplies are stated at the lower of average cost or market.

DEPRECIATION

     Provision for depreciation is computed using the straight-line method based on estimated useful lives as follows:

                                                                         AVERAGE
                                                                         YEARS
                                                                         -------
                Seismic equipment......................................    5
                Data processing equipment..............................  5-6
                Seismic ships..........................................   14
                Leasehold improvements and other.......................  3-7

     Expenditures for routine repairs and maintenance are charged to expense as incurred; expenditures for additions and improvements are capitalized and depreciated over the estimated remaining life of the related asset. Significant vessel repairs and biennial drydocking expenses are recorded as deferred charges in prepayments and other and are amortized over a six to 24 month period. The net gain or loss on items of property and equipment retired or disposed of is included in other costs and expenses. See Note 5.

     It is the Company's policy to periodically review property and equipment lives. In fiscal 1993, a study indicated that the actual lives for certain asset categories generally were longer than the useful lives used for depreciation purposes in the Company's financial statements and the Company extended the estimated useful lives for certain of its seismic acquisition equipment. The effect of this change was to reduce 1993 depreciation expense by $490,000 and decrease the net loss by $490,000, or $.06 per share (as restated for the Reverse Split -- See Note 19).

     In fiscal 1994, the Company wrote off or reserved for the impairment of assets to their net realizable value the amount of $6,523,000, or $.67 per share (as restated for the Reverse Split -- See Notes 17 and 19).

RESEARCH AND DEVELOPMENT

     Research and development costs are charged to expense when incurred. Research and development costs for the years ended July 31, 1993, 1994 and 1995 were $4,235,000, $4,908,000 and $2,851,000, respectively.

INCOME TAXES

     The Company's policy is not to provide for the income taxes, if any, which would be payable if undistributed earnings of foreign consolidated subsidiaries were paid as dividends to the parent company, since such earnings have been or will be reinvested in the business.

     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes", which requires the use of the "liability method" in place of the previously required "deferred method". Under the liability method, deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards. SFAS 109 allows recognition of all or a portion of benefits from the utilization of net operating loss carryforwards as deferred tax assets if realization is "more likely than not". In periods of changing income tax rates, the liability method will cause fluctuations in net income of companies with deferred taxes. The Company adopted SFAS 109 effective August 1, 1993. The adoption of this standard did not result in a cumulative effect adjustment to equity or income for the year ended July 31, 1994.

                         DIGICON INC. AND SUBSIDIARIES

     Recognition is given in the accompanying consolidated balance sheets to the future income tax benefits of loss carryforwards only to the extent that they can be used to offset existing deferred taxes. Since the Company's quasi-reorganization on July 31, 1991, in accordance with Staff Accounting Bulletin No. 86, the tax benefits of loss carryforwards existing at the date of the quasi-reorganization, when realized, have been recognized in the consolidated statements of operations by a charge in lieu of income taxes, representing the additional income taxes which otherwise would have been provided, with an equal and offsetting direct addition to paid-in capital reflecting the utilization of the loss carryforward.

EARNINGS (LOSS) PER SHARE

     Weighted average shares and earnings (loss) per share have been restated for all periods presented to reflect the effect of the Reverse Split consummated on January 17, 1995. See Note 19.

     Primary loss per share is computed based on the weighted average number of shares of common stock. Primary earnings per share is computed based on the weighted average number of shares of common stock plus common stock equivalents. Common stock equivalents include (i) stock options (see Note 6), (ii) warrants (see Note 8) and (iii) contingent shares issuable. Shares issuable upon the conversion of stock options and warrants were disregarded since the treasury stock method of calculation produced no incremental shares or resulted in dilution of less than 3%. For the year ended July 31, 1994, contingent shares issuable under the second stage of the agreements discussed in Note 16 were disregarded due to net losses incurred.

     Fully diluted earnings per share is not presented for the year ended July 31, 1993 and 1994 due to net losses incurred. Fully diluted earnings per share is not presented for the year ended July 31, 1995 and the three months ended October 31, 1994 and 1995 since stock options and warrants referenced above had no dilutive effect.

LEASES

     Operating leases include those for office space, specialized seismic equipment rented for short periods of time, and the Company's seismic ships which generally are chartered on a short-term basis.

CASH EQUIVALENTS

     For purposes of the Consolidated Statements of Cash Flows, the Company has elected to define "cash equivalents" as items readily convertible into known amounts of cash with original maturities of three months or less.

QUASI-REORGANIZATION

     The Company effected a quasi-reorganization adjustment as of July 31, 1991 in which the accumulated deficit at July 31, 1991 of $139,751,000 was offset against additional paid-in capital.

GOODWILL

     The Company has recorded the purchase price of businesses or joint venture interests in excess of the fair value of net assets acquired as goodwill which is amortized over the period benefits are expected to be derived. The Company periodically reviews the carrying value of goodwill in relation to the current and expected operating results of the businesses or joint ventures in order to assess whether there has been a permanent impairment of such amounts.

     See also Notes 9 and 16 relating to the purchase of GFS Company and investment in FSU joint ventures.

                         DIGICON INC. AND SUBSIDIARIES

RECLASSIFICATION OF PRIOR YEAR BALANCES

     Certain balances as of July 31, 1994 have been reclassified for consistent presentation.

UNAUDITED INTERIM FINANCIAL INFORMATION

     In the opinion of Management, the unaudited consolidated financial statements as of October 31, 1994 and 1995 contain all adjustments necessary to present fairly the financial position of Digicon Inc. and subsidiaries, and the results of its operations and its cash flows for the three-month periods ended October 31, 1994 and 1995. The results of operations for any interim period are not necessarily indicative of the results to be expected for a full year, as such results could be affected by changes in demand for geophysical services and products, which is directly related to the level of oil and gas exploration and development activity. Governmental actions, foreign currency exchange rate fluctuations, seasonal factors, weather conditions and equipment problems also could impact future operating results.

2. SHORT-TERM RELATED PARTY LOANS

     The short-term related party loans provided for up to $3,000,000 in advances and were collateralized, on a subordinated basis, by a majority of the assets of the Company. Interest was payable at prime plus 3% through January 26, 1995 and at prime plus 6% thereafter. Interest expense for the years ended July 31, 1994 and 1995 was $206,000 and $376,000, respectively. The loans were subject to mandatory prepayment from a portion of the proceeds of certain specified transactions, if and when such transactions occurred. As a result of the completion of several such transactions, the loans were fully repaid on June 13, 1995. As further consideration for the facility, the Company issued common stock purchase warrants in an amount directly related to the average outstanding balance of the loans. See Notes 8 and 13.

3. LONG-TERM DEBT

     The Company's long-term debt is as follows:

                                                                                    (UNAUDITED)
                                                             JULY        JULY       OCTOBER
                                                              31,         31,         31,
                                                             1994        1995        1995
                                                            -------     -------     -----------
                                                               (IN THOUSANDS OF DOLLARS)
    Revolving credit agreement due April 1997, at prime
      plus 3% (11.75% at October 31, 1995)................  $12,446     $14,123     $15,818
    Secured term loan due June 1997, at 10.75%............    6,000       4,500       4,500
    Secured Indonesian Rupiah revolving credit agreement
      due September 1995, at 19%..........................      922         894
    Unsecured notes maturing through January 1995, at
      10%.................................................       35
    Equipment purchase obligations maturing through
      February 1999, at an average rate of 11.08% at
      October 31, 1995....................................   10,605      16,641      17,035
    Real estate note maturing April 1995, at prime plus
      1.25%...............................................       80
                                                            -------     -------     -------
              Total.......................................   30,088      36,158      37,353
    Less current maturities...............................    6,166      10,915      10,656
                                                            -------     -------     -------
              Due after one year..........................  $23,922     $25,243     $26,697
                                                            =======     =======     =======

     The revolving credit agreement is with a finance company and provides a revolving credit facility of up to $17,000,000 (increased from $15,000,000 in April 1995) through April 11, 1997. Advances under the agreement are limited by a borrowing formula and are collateralized by a majority of the assets of the Company. The agreement limits, among other things, the Company's right, without consent of the lender, to

                         DIGICON INC. AND SUBSIDIARIES
take certain actions, including creating indebtedness, prohibits paying dividends and requires the Company to maintain certain financial ratios. The agreement also provides for the deposit of collections of certain of the Company's accounts receivable into cash collateral accounts and for the repayment of outstanding advances and monthly interest with such proceeds. Amounts applied against outstanding advances are available for reborrowing upon presentation of evidence of adequate borrowing base coverage. At July 31, 1995, $2,877,000 was available for borrowing under this agreement.

     The secured term loan is due June 30, 1997, with interest at 10.75% payable quarterly. A principal payment of $1,500,000 is due June 30, 1996, and the remaining unpaid principal is due June 30, 1997. The loan agreement limits, but does not prohibit, the Company's ability to pay dividends and to incur indebtedness for borrowed money and requires the Company to maintain certain financial ratios. The Company has obtained a waiver for noncompliance at July 31, 1995 with the debt service coverage ratio. The ratio has been revised subsequent to year-end. In April 1994, in conjunction with the execution of the revolving credit agreement, the lender was granted a security interest in a majority of the Company's equipment. In connection with the loan, the Company issued common stock purchase warrants to the lender. See Note 8.

     The secured Indonesian Rupiah revolving credit facility in the amount of two billion Rupiahs is the obligation of P.T. Digicon Mega Pratama, a consolidated subsidiary of the Company, and provides working capital and certain bank guarantees for its Indonesian operations. The facility was repaid in September 1995.

     The unsecured notes payable represented agreements executed in settlement of certain unsecured obligations.

     The Company's equipment purchase obligations represent installment loans and capitalized lease obligations primarily related to computing and seismic equipment.

     The real estate note was secured by land and a building and was payable in installments of $8,987 per month plus interest through April 1995.

     Annual maturities of long-term debt for the next five years are as follows:

                                    FISCAL YEAR                       MATURITIES
                ---------------------------------------------------   -----------
                                                                      (IN THOUSANDS
                                                                      OF DOLLARS)


                  1996.............................................   $10,915
                  1997.............................................    21,931
                  1998.............................................     3,105
                  1999.............................................       207

     During the year ended July 31, 1993, the Company incurred interest costs of $1,421,000. The Company capitalized $204,000 of this amount as a cost of leasehold improvements to a chartered vessel. No interest was capitalized during the years ended July 31, 1994 and 1995.

                         DIGICON INC. AND SUBSIDIARIES

4. INCOME TAXES

     The tax effects of significant items comprising the Company's net deferred tax position are as follows:

                                                                 JULY 31,     JULY 31,
                                                                   1994         1995
                                                                 --------     --------
                                                                   (IN THOUSANDS OF
                                                                       DOLLARS)
        Deferred tax assets:
          Difference between book and tax basis of property
             and equipment....................................   $  3,488     $  4,544
          Reserves not currently deductible...................        396          156
          Operating loss carryforwards........................     47,046       50,920
          Tax credit carryforwards............................      6,023        5,761
          Other...............................................      2,142        4,526
                                                                 --------     --------
                  Total.......................................     59,095       65,907
        Deferred tax liabilities:
          Other...............................................       (483)        (314)
                                                                 --------     --------
        Net deferred tax assets...............................     58,612       65,593
        Valuation allowance...................................    (58,612)     (65,593)
                                                                 --------     --------
        Net deferred tax position.............................   $      0     $      0
                                                                 ========     ========

     Provision for income taxes consists of the following:

                                                                             (UNAUDITED)
                                                                            FOR THE THREE
                                             FOR THE YEARS ENDED            MONTHS ENDED
                                                   JULY 31,                  OCTOBER 31,
                                         ----------------------------     -----------------
                                          1993       1994       1995       1994       1995
                                         ------     ------     ------     ------     ------
                                                     (IN THOUSANDS OF DOLLARS)
        Current -- U.S................   $   54                $   34     $  (50)
        Current -- foreign............    1,601     $1,675      2,112        777     $  760
        Deferred -- foreign...........      (46)      (154)      (113)                  (34)
                                          -----      -----      -----      -----      -----
                  Total...............   $1,609     $1,521     $2,033     $  727     $  726
                                          =====      =====      =====      =====      =====

     As of July 31, 1995, the Company had U.S. net operating loss carryforwards ("NOL's") of approximately $88,756,000 which expire in the years 1998 through 2010. Included in such amounts are $76,885,000 of NOL's that existed prior to the quasi-reorganization. See Note 1. As of July 31, 1995, approximately $5,761,000 of investment tax credit carryforwards, which will expire in the years 1996 through 1998, were available to reduce future U.S. income taxes.

     Foreign operations had NOL's of approximately $64,681,000 at July 31, 1995, which are available indefinitely to reduce future foreign taxable income in specific jurisdictions. Included in such amounts are $48,900,000 of NOL's that existed prior to the quasi-reorganization. See Note 1. The foreign component of income (loss) before provision for income taxes was $(5,315,000), $(8,982,354) and $(9,038,919) for the years ended July 31, 1993, 1994 and 1995, respectively.

     Income tax expense is different from the amount computed by multiplying income (loss) before provision for income taxes by the corporate tax rate of 34% for the years ended July 31, 1993, 1994 and 1995 because of the inability to obtain any income tax benefits from operating losses in foreign countries. Additionally, during 1995 other permanent differences arose for both U.S. and foreign income tax purposes. For U.S. income tax purposes, such differences included approximately $16,500,000 relating to the write-off of uncollectible

                         DIGICON INC. AND SUBSIDIARIES
advances to certain foreign subsidiaries. For foreign income tax purposes, such differences included a payment of approximately $600,000 for prior year tax assessments and the payment of approximately $1,400,000 in withholding taxes.

     IRS regulations restrict utilization of NOL's for any company in which an "ownership change" (as defined in Section 382 of the Internal Revenue Code) has occurred. The Company has performed required testing and has concluded that an "ownership change" occurred in connection with the issuance of common stock through a public offering made by the Company on January 6, 1992. As a result, the future utilization of U.S. NOL's existing at the date of the "ownership change" will be limited to approximately $4,000,000 per year. This limitation had no effect on the provision for income taxes for the years ended July 31, 1993, 1994 and 1995. To the extent that any portion of this annual limitation is not used in any year, it may be carried over and added to the annual limitation of succeeding years. At July 31, 1995, the accumulated unused limitation on NOL's existing at the date of the "ownership change" was approximately $12,373,000.

5. OTHER COSTS AND EXPENSES

     Other costs and expenses consist of the following:

                                                                               (UNAUDITED)
                                                                              FOR THE THREE
                                                  FOR THE YEARS ENDED         MONTHS ENDED
                                                        JULY 31,               OCTOBER 31,
                                                ------------------------     ---------------
                                                1993     1994      1995      1994      1995
                                                ----     -----     -----     -----     -----
                                                         (IN THOUSANDS OF DOLLARS)
    Net foreign currency exchange (gains)
      losses.................................   $532     $  94     $  51     $   7     $  (2)
    Net (gain) loss on disposition of
      property and equipment.................   (129)     (746)      755      (349)      137
    Interest income..........................   (255)      (82)     (208)      (37)      (24)
    Other....................................     36        32                   7
                                                ----     -----     -----     -----     -----
              Total..........................   $184     $(702)    $ 598     $(372)    $ 111
                                                ====     =====     =====     =====     =====

6. EMPLOYEE BENEFITS

     The Company maintains a 401(k) plan in which employees of all the majority-owned domestic subsidiaries and certain foreign subsidiaries are eligible to participate. However, employees of foreign subsidiaries who are covered under a foreign deferred compensation plan are not eligible. Employees are permitted to make contributions of up to 10% of their salary to a maximum of $9,240 per year. Generally, the Company will contribute an amount equal to one-half of the employee's contribution up to $6,000 or 6% (whichever is less) of the employee's salary; however, if consolidated pre-tax income for any fiscal year is less than the amount required to be contributed by the Company, the Company may elect to reduce its contribution, but in no event may it reduce the total contribution to less than 25% of the employee contribution. The Company may make additional contributions from its current or cumulative net profits in an amount to be determined by the Board of Directors. Employer matching contributions to the 401(k) plan were $136,981 in 1993, $286,471 in 1994 and $280,981 in 1995.

     The Company initiated an employee nonqualified stock option plan on September 1, 1992. Options are granted to key employees and are exercisable beginning six months after the date of grant. The option price per share shall not be less than the lesser of (i) fair market value of the common stock on the date the option is granted or (ii) the average fair market value for the common stock during the 30 trading days ending on the trading day next preceding the date the option is granted. Options expire ten years from the date of grant. No options under the plan have been exercised. The exercise prices and number of options existing prior to

                         DIGICON INC. AND SUBSIDIARIES

January 17, 1995 have been adjusted for the Reverse Split. See Note 19. The Company has authorized 658,333 shares of post-Reverse Split common stock to be issued under the plan.

                                                               NUMBER
                                                                 OF          EXERCISE
                                                               OPTIONS        PRICE
                                                               -------     ------------
        Balance, July 31, 1993..............................   560,000        $13.50
          Options cancelled.................................   (70,667)       $13.50
                                                               -------
        Balance, July 31, 1994..............................   489,333        $13.50
          Options issued....................................    13,333        $6.00
          Options cancelled.................................   (79,666)       $13.50
                                                               -------
        Balance, July 31, 1995..............................   423,000     $6.00-$13.50
                                                               =======

     The Company also initiated a stock option plan for non-employee directors (the "Director Plan") providing for stock options to be granted to each non-employee director of the Company. The Director Plan provides that on December 31 of each year, each eligible director shall be granted an option to purchase 3,333 shares of the Company's post-Reverse Split common stock, subject to an aggregate limit of 16,667 shares for each director. The exercise price for each option granted shall be the average closing price of the common stock for the 30 trading days prior to the date of grant. The exercise prices of options existing prior to January 17, 1995 have been adjusted for the Reverse Split. Options may be exercised at any time (i) after the later of six months following the date of grant or the first anniversary of the director's service on the board and (ii) before the sixth anniversary of the date of grant, when the option expires. No options under the Director Plan have been exercised. The Company has authorized 200,000 shares of post-Reverse Split common stock to be issued under the Director Plan.

                                                                NUMBER
                                                                  OF         EXERCISE
                                                                OPTIONS       PRICE
                                                                ------     ------------
        Balance, July 31, 1993...............................   20,000        $12.87
          Options issued.....................................   16,667        $6.72
                                                                ------
        Balance, July 31, 1994...............................   36,667     $6.72-$12.87
          Options issued.....................................   19,998        $4.13
                                                                ------
        Balance, July 31, 1995...............................   56,665     $4.13-$12.87
                                                                ======

     The Company maintains a contributory defined benefit pension plan (the "Pension Plan") for eligible participating employees in its United Kingdom offices. Monthly contributions by employees are equal to 3.5% of their salaries with the Company providing an additional contribution in an actuarially determined amount necessary to fund future benefits to be provided under the Pension Plan. Benefits provided are based upon 1/60 of the employee's final pensionable salary (as defined) for each complete year of service up to 2/3 of the employee's final pensionable salary and increase annually at 5%. The Pension Plan also provides for 50% of such actual or expected benefits to be paid to a surviving spouse upon the death of a participant. Pension Plan

                         DIGICON INC. AND SUBSIDIARIES
assets consist mainly of investments in marketable securities which are held and managed by an independent trustee. The net periodic pension costs are as follows:

                                                                  FOR THE YEARS ENDED
                                                                       JULY 31,
                                                                  -------------------
                                                                  1994          1995
                                                                  -----         -----
                                                                   (IN THOUSANDS OF
                                                                       DOLLARS)
        Service costs (benefits earned during the period)......   $ 288         $ 275
        Interest costs on projected benefit obligation.........     249           253
        Return on assets.......................................    (226)         (275)
        Net amortization and deferral..........................       4             5
                                                                  -----         -----
        Net periodic pension costs.............................   $ 315         $ 258
                                                                  =====         =====

     The funded status of the Pension Plan is as follows:

                                                                   JULY         JULY
                                                                    31,          31,
                                                                   1994         1995
                                                                  -------      -------
                                                                    (IN THOUSANDS OF
                                                                        DOLLARS)
        Plan assets at fair value..............................   $ 2,841      $ 3,444
        Actuarial present value of accumulated vested benefit
          obligations..........................................     2,472        3,026
        Effect of future salary increases......................       437          517
                                                                  -------      -------
          Projected benefit obligation.........................     2,909        3,543
                                                                  -------      -------
        Projected benefit obligation in excess of plan
          assets...............................................       (68)         (99)
        Unrecognized prior service cost........................        68           13
                                                                  -------      -------
        Pension liability......................................   $            $   (86)
                                                                  =======      =======

     The weighted average assumptions used to determine the projected benefit obligation and the expected long-term rate of return on assets for the years ended July 31, 1994 and 1995 are as follows:

        Discount rate.........................................................  8.5%
        Rates of increase in compensation levels..............................  6.5%
        Expected long-term rate of return on assets...........................  9.0%

7. COMMITMENTS AND CONTINGENT LIABILITIES

     Total rentals of vessels, equipment and office facilities charged to operations amounted to $19,105,000, $21,914,000 and $24,884,000 for the years ended July 31, 1993, 1994 and 1995, respectively.

                         DIGICON INC. AND SUBSIDIARIES

     Minimum rentals payable under operating leases, principally for office space, and vessel charters with remaining noncancellable terms are as follows:

                                      FISCAL                         MINIMUM
                                       YEAR                          RENTALS
                ---------------------------------------------------  -------
                                                                     (IN THOUSANDS
                                                                     OF DOLLARS)
                  1996.............................................  $14,583
                  1997.............................................    8,113
                  1998.............................................    7,244
                  1999.............................................    6,758
                  2000.............................................    3,546
                2001-2013..........................................    7,562

     At July 31, 1995, the Company had placed orders for the purchase of certain equipment and services with an aggregate purchase price of $1,748,000.

     The Company has an employment agreement with an employee, who is also a director, that provides for salary payments of $25,417 per month plus certain employee benefits through December 31, 1995, the end of the employment period as defined. The agreement also contains a non-compete clause for a period of three years after the employment period during which time the employee will receive payments of $12,709 per month plus certain employee benefits.

8. WARRANTS

     The following number of warrants issued and exercise prices have been adjusted for the Reverse Split consummated on January 17, 1995. See Note 19.

     In conjunction with the cancellation of a previous issue of common and preferred stock and certain other liabilities, the Company authorized 454,545 warrants which may be exercised for 454,545 shares of common stock. The warrants were issued for a term of five years beginning July 5, 1991 at an exercise price of $18.00 per share. The warrants may only be exercised for cash.

     In conjunction with the Company's term loan due June 30, 1997, the Company issued 113,333 warrants which expire June 29, 1997. The warrants were exercisable for cash at a price of $18.00 per share. In conjunction with an amendment to the loan in August 1994, which revised certain financial ratio covenants, the price of the warrants was reduced to $6.00 per share.

     In conjunction with the Company's short-term related party loans, the Company issued to the lenders warrants to purchase 120,000 common shares. The warrants may be exercised for cash at a price of $4.50 per share and will expire July 26, 1999.

9. PURCHASE OF GFS COMPANY

     On October 30, 1992, the Company acquired GFS Company ("GFS") of Jackson, Mississippi. GFS operates land and transition zone seismic crews. Under the agreement, Digicon issued 225,000 shares of its pre-Reverse Split common stock (valued at $1,153,000) and $117,000 in notes in exchange for all of the outstanding stock of GFS. On completion of the transaction, GFS became a wholly-owned subsidiary of the Company. The acquisition was accounted for using the purchase method of accounting, and accordingly, goodwill of $4,245,000 was recorded representing the excess of the purchase price over the fair value of the net assets acquired. The goodwill is being amortized over a ten-year period and the operations of GFS are included in the consolidated financial statements beginning November 1, 1992.

                         DIGICON INC. AND SUBSIDIARIES

10. DEFERRED CREDITS

     In August 1992, the Company entered into agreements with a customer pursuant to which the Company was obligated to allow $7,800,000 in discounts at specified rates on future seismic services performed by the Company for such customer. Discounts were payable only out of a portion of the revenues received by the Company for the performance of the seismic services for such customer. At July 31, 1994, remaining discounts due were included in accounts payable -- trade in the amount of $536,000 and in deferred credits in the amount of $5,538,000. The agreement also required the customer to utilize the services of certain Company vessels for a minimum period of 15 months during a period ending in June 1995. In July 1995, the agreements were amended to terminate the remaining vessel usage requirement, revise the discount rates available on future seismic services and allow the customer to apply the discounts against the Company's invoices in return for a reduction in discounts allowed. As a result, the Company recognized a gain of $864,000 which is included in operating expenses for the year ended July 31, 1995. At July 31, 1995, remaining discounts of $3,675,000 are included in deferred credits.

     The Company also has $1,500,000 and $880,000 at July 31, 1994 and 1995, respectively, included in other accrued liabilities relating to deferred credits earned by certain customers in conjunction with their original participation in one of the Company's proprietary data surveys. These credits may be applied by the customers against future invoiced amounts.

                         DIGICON INC. AND SUBSIDIARIES

11. GEOGRAPHICAL INFORMATION

     Substantially all of the Company's operations consist of geophysical services. The following tables provide relevant information for the three years ended July 31, 1993, 1994 and 1995, grouped by major geographic areas. Intersegment sales between geographic areas are valued at current market prices.

                                                    REVENUES
                                        ---------------------------------     OPERATING
                                        UNAFFILIATED INTERSEGMENT             PROFIT      IDENTIFIABLE
                                        CUSTOMERS     SALES       TOTAL       (LOSS)       ASSETS
                                        --------     -------     --------     -------     --------
                                                        (IN THOUSANDS OF DOLLARS)
YEAR ENDED JULY 31, 1993:
  Geographic areas:
     Europe & Middle East.............  $ 24,699     $   108     $ 24,807     $ 4,374     $ 38,516
     Africa...........................    13,020                   13,020       2,392        3,850
     Far East.........................    38,569          74       38,643      (2,107)      26,267
     South America....................     3,945                    3,945         638        7,723
     Eliminations.....................                  (182)        (182)
                                        --------     -------     --------     -------     --------
          Totals......................    80,233                   80,233       5,297       76,356
     United States....................    37,476*      3,639       41,115*       (908)      49,035
     Eliminations.....................                (3,639)      (3,639)
                                        --------     -------     --------     -------     --------
          Totals......................   117,709                  117,709       4,389      125,391
     Other............................                                           (184)
     Corporate, general and
       administrative expenses........                                         (2,583)
     Interest.........................                                         (1,217)
     Income taxes.....................                                         (1,609)
     Investments in 50% or less-owned
       companies and joint ventures...                                            (54)         254
     Corporate assets.................                                                         355
                                        --------     -------     --------     -------     --------
          Totals......................  $117,709     $           $117,709     $(1,258)    $126,000
                                        ========     =======     ========     =======     ========

---------------

* Includes export sales of $10,138.

     During 1993, United States, Europe & Middle East, Africa and Far East revenues include sales to two clients which accounted for 16% and 11% of total revenues. Depreciation and amortization expense was $2,345,000 for Europe & Middle East, $230,000 for Africa, $2,209,000 for Far East, $140,000 for South America and $4,678,000 for United States. Capital expenditures were $21,310,000 for Europe & Middle East, $275,000 for Africa, $4,295,000 for Far East, $3,692,000 for South America and $10,809,000 for United States.

                         DIGICON INC. AND SUBSIDIARIES

                                                    REVENUES
                                        --------------------------------     OPERATING
                                        UNAFFILIATED INTERSEGMENT             PROFIT      IDENTIFIABLE
                                        CUSTOMERS    SALES       TOTAL        (LOSS)       ASSETS
                                        --------     ------     --------     --------     --------
                                                        (IN THOUSANDS OF DOLLARS)
YEAR ENDED JULY 31, 1994:
  Geographic areas:
     Europe & Middle East.............  $ 29,891     $1,697     $ 31,588     $ (3,120)    $ 33,063
     Far East.........................    19,401                  19,401      (11,325)      19,330
     South America....................    14,219                  14,219         (799)       9,758
     Eliminations.....................               (1,697)      (1,697)
                                        --------     ------     --------     --------     --------
          Totals......................    63,511                  63,511      (15,244)      62,151
     United States....................    54,467*       315       54,782*       7,187       60,649
     Eliminations.....................                 (315)        (315)
                                        --------     ------     --------     --------     --------
          Totals......................   117,978                 117,978       (8,057)     122,800
     Other............................                                            702
     Corporate, general and
       administrative expenses........                                         (2,020)
     Interest.........................                                         (3,085)
     Income taxes.....................                                         (1,521)
     Investments in 50% or less-owned
       companies and joint ventures...                                           (445)       8,543
     Corporate assets.................                                                         513
                                        --------     ------     --------     --------     --------
          Totals......................  $117,978     $          $117,978     $(14,426)    $131,856
                                        ========     ======     ========     ========     ========

---------------

* Includes export sales of $1,501.

     During 1994, United States, Europe & Middle East and Far East revenues include sales to a client which accounted for 10% of total revenues. Operating profit (loss) includes restructuring charges and write-off/reserve for impairment of assets of $1,258,000 for Europe & Middle East, $3,317,000 for Far East, and $3,808,000 for United States. Depreciation and amortization expense was $4,214,000 for Europe & Middle East, $1,942,000 for Far East, $1,551,000 for South America and $6,030,000 for United States. Capital expenditures were $2,031,000 for Europe & Middle East, $458,000 for Far East, $1,471,000 for South America and $6,720,000 for United States.

                         DIGICON INC. AND SUBSIDIARIES

                                                     REVENUES
                                          -------------------------------     OPERATING
                                          UNAFFILIATED INTERSEGMENT           PROFIT      IDENTIFIABLE
                                          CUSTOMERS    SALES      TOTAL       (LOSS)       ASSETS
                                          --------     -----     --------     -------     --------
                                                         (IN THOUSANDS OF DOLLARS)
YEAR ENDED JULY 31, 1995:
  Geographic areas:
     Europe & Middle East...............  $ 20,230     $ 579     $ 20,809     $ 2,188     $ 11,976
     Far East...........................    27,360        22       27,382        (262)      23,436
     South America......................    21,931                 21,931      (1,996)      16,998
     Eliminations.......................                (601)        (601)
                                          --------     -----     --------     -------     --------
          Totals........................    69,521                 69,521         (70)      52,410
     United States......................    63,048*      126       63,174*      9,263       82,227
     Eliminations.......................                (126)        (126)
                                          --------     -----     --------     -------     --------
          Totals........................   132,569                132,569       9,193      134,637
     Other..............................                                         (598)
     Corporate, general and
       administrative expenses..........                                       (1,527)
     Interest...........................                                       (5,142)
     Income taxes.......................                                       (2,033)
     Gain on sale of investment in FSU
       joint ventures...................                                        4,370
     Investments in 50% or less-owned
       companies and joint ventures.....                                       (1,485)          57
     Corporate assets...................                                                       376
                                          --------     -----     --------     -------     --------
          Totals........................  $132,569     $         $132,569     $ 2,778     $135,070
                                          ========     =====     ========     =======     ========

---------------

* Includes export sales of $2,228.

     There was no single client that accounted for 10% or more of total revenues during the year ended July 31, 1995. During 1995, depreciation and amortization expense was $3,984,000 for Europe & Middle East, $1,470,000 for Far East, $2,149,000 for South America and $5,762,000 for United States. Capital expenditures were $1,709,000 for Europe & Middle East, $1,240,000 for Far East, $4,252,000 for South America and $11,041,000 for United States.

12. ISSUANCE OF COMMON STOCK

     See Note 19 relating to the Reverse Split consummated on January 17, 1995.

     In December 1992, the Company sold, in an underwritten public offering, 5,456,900 shares of pre-Reverse Split common stock at $4.25 per share. The Company incurred approximately $2,104,000 of issuance costs in conjunction with the offering and these costs have been charged to additional paid-in capital.

                         DIGICON INC. AND SUBSIDIARIES

     See also Notes 9 and 16 relating to the issuance of pre-Reverse Split common stock for the purchase of GFS Company and investment in FSU joint ventures.

     On June 6, 1995, 850,000 shares of treasury stock were sold to an institutional investor at a price of $4.6875 per share. See Note 15.

13. CERTAIN TRANSACTIONS

     During fiscal 1994, the Company entered into two credit facilities with shareholders SOROS Capital L.P., CCF Jupiter L.P. and Jupiter Management Co., Inc. (collectively, "the Lenders"). In November 1993, the Company executed a secured term loan agreement with the Lenders which provided loans totaling $3,386,000. The loans were repaid in full in April 1994, and the facility was terminated. In July 1994, the Company executed a second secured loan agreement with the Lenders providing up to $3,000,000 of advances. See Note 2. The second facility was repaid in full in June 1995. In connection with the second facility, the Lenders received warrants to purchase the Company's common stock. See Note 8. During the fiscal year ended July 31, 1994 and 1995, $206,000 and $376,000, respectively, was paid to the Lenders as interest and fees under the two facilities.

     In fiscal 1994 and 1995, the Company performed certain data acquisition, processing, marketing and training services for various co-venturers and recorded sales in the amount of $1,279,000 and $1,633,000, respectively. At July 31, 1994 and 1995, there was approximately $310,000 and $300,000, respectively, in outstanding receivables related to these transactions.

     The Company sold certain assets during July 1994 to Caspian Geophysical, a joint venture in which the Company had an indirect 10% interest, for a note receivable payable in 36 monthly installments of $41,667 with an imputed interest rate of 10%. The net gain recorded after eliminating intercompany profits was $148,000. The note receivable was repaid in June 1995 as a result of the sale of the Company's interest in the joint venture. See Note 16.

14. EMPLOYEE STOCK PURCHASE

     In July 1991, the Company authorized 707,547 shares of pre-Reverse Split common stock for sale to its employees at a price of $2.12 per share. Employee purchases were voluntary and the stock was fully subscribed at the Closing Date. On the Closing Date, the Company issued the stock to the employees upon receipt of cash in an amount of par value. At the employee's option, the remaining purchase price could be paid in cash on the Closing Date or by payroll deductions over a period of 24 months.

     At July 31, 1992, agreements in the amount of $48,000 were outstanding and in accordance with Staff Accounting Bulletin No. 40, Topic 4-E were excluded from additional paid-in capital. As of July 31, 1993, all proceeds due under the agreements had been received and are included in additional paid-in capital.

15. SUBSEQUENT EVENTS

     In September 1995, the Company sold its 858,497 shares of treasury stock to a group of institutional investors at a price of $4.6875 per share for total cash proceeds of $4,024,204.

16. INVESTMENT IN FSU JOINT VENTURES

     During the year ended July 31, 1994, the Company entered into a joint venture agreement with MD Seis International Ltd. to perform geophysical services in the former Soviet Union ("FSU"). In connection with the agreement, the Company placed 5,431,615 shares of its pre-Reverse Split common stock in escrow to be distributed in stages upon the execution and completion of certain conditions.

                         DIGICON INC. AND SUBSIDIARIES

     The first stage was completed on April 1, 1994 and the Company exchanged 3,072,950 shares of pre-Reverse Split common stock valued at $2.375 per share, or $7,298,256, and a $1,000,000 cash commitment in return for interests in certain jointly owned companies. The second stage of the agreement was completed on August 25, 1994, and the Company increased its ownership interest in certain of these companies by exchanging 2,052,543 shares of pre-Reverse Split common stock valued at $1.125 per share, or $2,309,111, and an additional $2,000,000 cash commitment. In addition, the Company agreed to guarantee certain liabilities of the joint ventures. After adjustment for the Reverse Split consummated on January 17, 1995, MD Seis owned 1,708,497 shares of common stock.

     The investments were being accounted for under the equity method. The FSU joint ventures generated total revenues of approximately $300,000 and $6,994,000 and net losses of approximately $921,000 and $2,954,000 during the years ended July 31, 1994 and 1995, respectively. The Company's share of net losses was approximately $391,000 and $1,477,000 during the years ended July 31, 1994 and 1995, respectively. The excess purchase price over the fair value of the net assets acquired in the amount of $9,292,000 was being amortized over a 20 year period. Amortization expense for the years ended July 31, 1994 and 1995 was $100,000 and $392,000, respectively.

     On June 6, 1995, the Company sold its interests in the joint ventures for $6,000,000 in cash and the return of the 1,708,497 shares of the post-Split common stock owned by MD Seis (valued at $5.125 per share). In addition, the Company received $2,992,144 in short-term notes, which were collected on July 31, 1995, representing payments for equipment sold and a return of amounts previously advanced to the joint ventures and is entitled to receive royalties of up to $1,500,000 based on future sales of speculative data currently being acquired by the joint ventures. The net effect of these transactions was a gain of $4,370,000.

17. RESTRUCTURING CHARGES AND EXIT COSTS

     In response to operating losses in certain markets which adversely impacted the Company's liquidity during the year ended July 31, 1994, management made a decision to restructure its operations and revalue certain assets in April 1994, including plans to close the Indonesian processing center, and accordingly incurred $9,116,000 in total expenses relating to such decision. Costs of $1,230,000 are included in cost of services and include non-recurring expenses associated with certain contract liabilities. Also included in the $9,116,000 is $6,523,000 for the write-off/reserve for the impairment of assets to their net realizable value. A portion of the write-off pertains to marine ($2,437,000) and land ($552,000) acquisition assets related to decommissioned marine vessels and stacked land crews. The write-off/reserve for impairment of assets also includes the write-down of certain other marine and land acquisition assets that were not a direct result of the restructuring program ($1,048,000). In addition, the Company wrote down data processing equipment ($2,056,000), particularly in the Far East, based on the declining market and the plan to close the Indonesian processing center, and Indonesian proprietary data ($430,000), since the Company's license to sell such data will not be extended by the Indonesian government. The remaining costs are restructuring charges of $1,363,000 of which $1,226,000 relates to severance costs for a reduction in the Company's workforce of 122 employees and $137,000 relates to office restoration expenses in the Indonesian processing center. Employees to be terminated are from the processing centers (including the Indonesian center), marine and land crews, marine support, manufacturing, research and development and corporate groups. The Company accrued an additional $450,000 of severance costs for 37 employees and $350,000 in lease obligations in the Indonesian processing center during the year ended July 31, 1995. As of July 31, 1995, 119 employees have been terminated and $1,061,000 in severance costs have been paid. The Company estimates that all remaining liabilities in the amount of $1,102,000 will be paid during fiscal 1996.

                         DIGICON INC. AND SUBSIDIARIES

18. SALE OF INVENTORIES, ASSETS AND TECHNOLOGIES

     On August 31, 1994, the Company entered into a series of agreements with Syntron, Inc. ("Syntron") that provided for the sale of certain assets, inventories, and technologies by the Company to Syntron and the assumption of certain liabilities by Syntron. The sale price was $7,500,000 payable in cash of $3,000,000 and $4,500,000 in credits to be applied against future purchases from Syntron by the Company. The agreements also provide that for a period of three years, Syntron will be the sole supplier to the Company of certain acquisition, monitoring, and recording equipment that is competitively priced, deliverable on a timely basis and is technologically competitive. In addition, the Company has agreed to lease back certain marine and land recording equipment from Syntron for a period of up to 36 months with minimum lease terms ranging from 7 1/2 to 17 1/2 months. The difference between the sale price and the net book value of the net assets sold after discounting the credits by 2 1/2% was a $1,001,000 gain which is being recognized on a pro rata basis over the minimum lease terms as a reduction in rental expense. Unused credits in the amount of $1,210,000 and $857,000 are included in accounts and notes receivable and other assets, respectively, at July 31, 1995.

19. REVERSE STOCK SPLIT

     On December 14, 1994, shareholders approved a one for three reverse stock split (the "Reverse Split") to holders of record on January 17, 1995, with no change in par value. On January 17, 1995, there were 33,404,816 shares of common stock outstanding which were converted into 11,134,939 shares of post-Reverse Split common stock. The net effect of these transactions was a charge to common stock and a credit to additional paid-in capital of approximately $223,000.

     On January 17, 1995, there were 1,363,637 publicly traded common stock purchase warrants expiring on July 5, 1996 with an exercise price of $6.00 per share. In connection with the Reverse Split and as required by the American Stock Exchange, the publicly traded warrants were converted, effective January 17, 1995, into approximately 454,545 post-Reverse Split common stock purchase warrants with an exercise price of $18.00. Also on January 17, 1995, there were 340,000 common stock purchase warrants expiring on June 29, 1997 with an exercise price of $2.00 per share which were adjusted in connection with the Reverse Split to represent 113,333 shares of post-Reverse Split common stock issuable upon exercise of these warrants at an exercise price of $6.00. Additionally, there were 1,975,000 and 600,000 shares of pre-Reverse Split common stock authorized under the 1992 Employee Nonqualified Stock Option Plan and 1992 Non-Employee Director Stock Option Plan, respectively. In connection with the Reverse Split, these authorized shares were decreased to 658,333 and 200,000 authorized shares of post-Reverse Split common stock under the Employee Plan and Director Plan, respectively, and the new exercise prices were tripled.

                         DIGICON INC. AND SUBSIDIARIES

20.SELECTED UNAUDITED QUARTERLY FINANCIAL DATA

     FOR THE YEARS ENDED JULY 31, 1994 AND 1995
     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)(*)

                                                           FOR THE YEAR ENDED JULY 31, 1994
                                                     --------------------------------------------
                                                       1ST         2ND         3RD          4TH
                                                     QUARTER     QUARTER     QUARTER      QUARTER
                                                     -------     -------     --------     -------
Revenues...........................................  $32,274     $30,475     $ 25,463     $29,766
Operating expense:
  Cost of services.................................   26,305      25,708       24,968      24,329
  Restructuring....................................                             1,363
Write-off/reserve for impairment of assets.........                             6,523
Depreciation and amortization......................    3,374       3,560        3,541       3,283
Selling, general and administrative................    1,080       1,716        1,438         867
Income (loss) before provision for income taxes....      956        (735)     (13,210)         84
Net income (loss)..................................      717        (982)     (13,688)       (473)
Net income (loss) per share of common stock(*).....      .08        (.10)       (1.40)       (.05)

                                                           FOR THE YEAR ENDED JULY 31, 1995
                                                     --------------------------------------------
                                                       1ST         2ND         3RD          4TH
                                                     QUARTER     QUARTER     QUARTER      QUARTER
                                                     -------     -------     --------     -------
Revenues...........................................  $32,000     $30,266     $ 34,448     $35,855
Operating expense:
  Cost of services.................................   25,008      22,701       27,767      30,436
  Restructuring....................................                                           800
Depreciation and amortization......................    3,393       3,453        3,469       3,448
Selling, general and administrative................    1,106       1,058        1,244       1,020
Income before provision for income taxes...........    1,334       1,146          509       1,822
Net income.........................................      607         829          479         863
Net income per share of common stock(*)............      .06         .07          .04         .08

------------

(*) Reported quarterly earnings (loss) per share is based on each quarter's weighted average shares outstanding. The quarters may not total to the reported annual earnings (loss) per share due in part to fluctuations in common shares outstanding. Weighted average shares for all periods presented have been restated for the Reverse Split consummated on January 17, 1995. See Note 19.

===============================================================================

     NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
The Company...........................    9
Use of Proceeds.......................    9
Capitalization........................   10
Price Range of Common Stock and
  Dividend Policy.....................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   18
Management............................   27
Description of Capital Stock..........   28
Selling Stockholder...................   29
Underwriting..........................   30
Legal Matters.........................   31
Experts...............................   31
Index to Consolidated Financial
  Statements..........................  F-1

===============================================================================


===============================================================================


                                 [DIGICON LOGO]


                                  DIGICON INC.

                       ---------------------------------

                                3,700,000 SHARES

                                  COMMON STOCK
                                   PROSPECTUS

                                           , 1996

                       ---------------------------------

                            DILLON, READ & CO. INC.

                                RAYMOND JAMES &
                                ASSOCIATES, INC.

                             RODMAN & RENSHAW, INC.

===============================================================================

                                    Part II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses payable by the Company in connection with the offering of the Common Stock to be registered and offered hereby are as follows:

    Commission registration fee...............................................  $  9,629
    National Association of Securities Dealers, Inc. fees.....................     3,293
    American Stock Exchange listing fee.......................................    17,500
    Printing expenses.........................................................   120,000
    Legal fees and expenses...................................................   150,000
    Blue Sky fees and expenses (including legal expenses).....................    10,000
    Accounting fees and expenses..............................................    60,000
    Transfer agent and registrar fees and expenses............................     5,000
    Miscellaneous.............................................................     4,578
                                                                                --------
              Total...........................................................  $380,000
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

     In a suit brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of the case, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such persons shall have been adjudged liable to the corporation except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceeding, as well as to expenses (including attorneys' fees).

     The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. There are additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, or (ii) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders.

     The certificate of incorporation and bylaws of the Company require the Company to indemnify the Company's directors and officers to the fullest extent permitted under Delaware law, and to implement provisions pursuant to contractual indemnity agreements the Company has entered into with its directors and executive officers. The Company's Certificate of Incorporation limits the personal liability of a director to the corporation or its stockholders to damages for breach of the director's fiduciary duty.

     The Company has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted or incurred by, such persons in their capacities as directors or officers of the registrant, or that may arise out of their status as directors or officers of the registrant, including liabilities under the federal and state securities laws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following is a list of all the exhibits and financial statement schedules filed as part of the Registration Statement.

     (a) Exhibits

       EXHIBIT
         NO.                                       DESCRIPTION
    -----------                                    ------------
          *1         -- Form of Underwriting Agreement by and among Dillon, Read & Co. Inc.,
                        Raymond James & Associates, Inc., Rodman & Renshaw, Inc., Digicon
                        Inc., and the Selling Stockholder.

           3-A       -- Restated Certificate of Incorporation (with Amendments) of Digicon
                        Inc. dated December 17, 1992. (Exhibit 3-A to Digicon's Annual Report
                        on Form 10-K for the year ended July 31, 1994)

           3-B       -- Certificate of Ownership and Merger of New Digicon Inc. and Digicon
                        Inc. (Exhibit 3-B to Digicon's Registration Statement No. 33-43873,
                        dated November 12, 1991)

           3-C       -- By-laws of New Digicon Inc. dated June 24, 1991. (Exhibit 3-C to
                        Digicon's Registration Statement No. 33-43873, dated November 12,
                        1991).

           3-D       -- Certificate of Amendment of Certificate of Incorporation of Digicon
                        Inc. dated February 6, 1992. (Exhibit 3-D to Digicon's Annual Report
                        on Form 10-K for the year ended July 31, 1994)

         **3-E       -- Certificate of Amendment of Restated Certificate of Incorporation of
                        Digicon Inc. dated January 16, 1995.

         **4         -- Specimen Digicon Inc. Common Stock certificate.

         **5         -- Opinion of Porter & Hedges, L.L.P. with respect to legality of securities.

          10-A       -- Salary Continuation Agreement executed by Nicholas A. C. Bright,
                        Kevin P. Callaghan, Richard W. McNairy and Allan C. Pogach. (Exhibit
                        10-E to Digicon Inc.'s Annual Report on Form 10-K for the year ended
                        July 31, 1994)

        **10-B       -- Salary Continuation Agreement executed by Stephen J. Ludlow.

          10-C       -- Funding and Stockholders' Agreement dated April 9, 1991. (Exhibit
                        10.23 to Digicon Inc.'s Amendment No. 3 to Registration Statement No.
                        33-40197, dated June 7, 1991)

          10-D       -- Note Purchase Agreement dated June 29, 1992, between Digicon Inc. and
                        Hanseatic Corporation, as Agent. (Exhibit 10-O to Digicon Inc.'s
                        Annual Report on Form 10-K for the year ended July 31, 1992)

          10-E       -- Memorandum of Agreement dated August 13, 1992, between Digicon Inc.
                        and Mobil Tankships (U.S.A.) with respect to the purchase and sale of the M/V MOBIL SEARCH. (Exhibit 10-R to Digicon's Annual Report on
                        Form 10-K for the year ended July 31, 1992)

          10-F       -- Asset Purchase Agreement dated August 31, 1994, between Syntron, Inc.
                        and Digicon Geophysical Corp., Euroseis, Inc., Digicon/GFS Inc., and
                        Digicon Inc. (Exhibit 10-M to Digicon Inc.'s Annual Report on Form
                        10-K for the year ended July 31, 1994)

       EXHIBIT
         NO.                                       DESCRIPTION
       -------                                     -----------
          10-G       -- Loan and Security Agreement dated April 11, 1994, between Foothill
                        Capital Corporation and Digicon Inc., Digicon Geophysical Corp.,
                        Digicon/GFS Inc., Digital Exploration Ltd. and Digicon Exploration
                        Ltd. (Exhibit 10-N to Digicon Inc.'s Annual Report on Form 10-K for
                        the year ended July 31, 1994)

          10-H       -- 1992 Non-Employee Director Stock Option Plan. (Exhibit 10-T to
                        Digicon Inc.'s Amendment No. 3 to Registration Statement No.
                        33-54384, dated December 17, 1992)

        **10-I       -- Amended and Restated 1992 Employee Nonqualified Stock Option Plan.

          10-J       -- Stock Purchase Agreement dated June 6, 1995, among Digicon Inc. and
                        MD Seis International relating to the sale of the Company's interest in certain joint ventures established to pursue business
                        opportunities in the former Soviet Union. (Exhibit 10-a to Digicon
                        Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 30,
                        1995)

        **10-K       -- Stock Purchase and Registration Rights Agreement dated June 6, 1995, between Digicon Inc. and Acorn Fund.

        **10-L       -- Stock Purchase and Registration Rights Agreement dated September 19,
                        1995, between Digicon Inc. and Artform, N.V., Christian Humann and
                        Francois Sicart Trustee under a deed of trust dated 2/2/88, Montber,
                        S.A., Mellon Bank, N.A., as trustee for National Intergroup, Inc.,
                        Trace Inc., Jomacim, Inc., WKDL Investments Ltd., and The Tocqueville
                        Fund.

        **10-M       -- Stock Purchase and Registration Rights Agreement dated September 28,
                        1995, between Digicon Inc. and Value Partners, Ltd.

          11-A       -- Computation of Income (Loss) Per Common and Common Equivalent Share
                        for the years ended July 31, 1993, 1994 and 1995. (Exhibit 11 to
                        Digicon Inc.'s Annual Report on Form 10-K for the year ended July 31,
                        1995)

          11-B       -- Computation of Income Per Common and Common Equivalent Share for the
                        three-month period ended October 31, 1994 and 1995. (Exhibit 11 to
                        Digicon Inc.'s Quarterly Report on Form 10-Q for the period ended
                        October 31, 1995)

        **23-A       -- Consent of Deloitte & Touche LLP.

          23-B       -- Consent of Porter & Hedges, L.L.P. (included in Exhibit 5 opinion)

          24         -- Power of Attorney. (included on the signature page hereto)

---------------

 * To be filed by amendment.

** Filed herewith.

     (b) Financial Statement Schedules

     Schedules are omitted since the information required to be submitted has been included in the Consolidated Financial Statements of Digicon Inc. or the notes thereto, or the required information is not required.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act: (i) the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen J. Ludlow and Richard W. McNairy, and each of them, either of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all pre-and post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of either of them, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 16, 1996.

                                                       DIGICON INC.

                                          By:     /s/  STEPHEN J. LUDLOW

                                          --------------------------------------

                                             Stephen J. Ludlow, President and
                                                 Chief Executive Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the indicated capacities and on the 16th day of February, 1996.

                  SIGNATURE                                         TITLE
---------------------------------------------   ----------------------------------------------
             /s/  DOUGLAS B. THOMPSON                 Director and Chairman of the Board
---------------------------------------------
             Douglas B. Thompson
                                                   Director, President and Chief Executive
               /s/  STEPHEN J. LUDLOW                              Officer
---------------------------------------------
              Stephen J. Ludlow

              /s/  RICHARD W. McNAIRY                      Chief Financial Officer
---------------------------------------------
             Richard W. McNairy

            /s/  CHARLES H. ACKERMAN                     Principal Accounting Officer
---------------------------------------------
             Charles H. Ackerman

                 /s/  GEORGE F. BAKER                              Director
---------------------------------------------
               George F. Baker

                /s/  JAMES B. CLEMENT                              Director
---------------------------------------------
              James B. Clement

                  SIGNATURE                                         TITLE
---------------------------------------------   ----------------------------------------------
              /s/  CLAYTON P. CORMIER                              Director
---------------------------------------------
             Clayton P. Cormier

               /s/  STEVEN J. GILBERT                              Director
---------------------------------------------
              Steven J. Gilbert

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                  DESCRIPTION
  -------                                -----------
   *1      -- Form of Underwriting Agreement by and among Dillon, Read & Co. Inc.,
              Raymond James & Associates, Inc., Rodman & Renshaw, Inc., Digicon
              Inc., and the Selling Stockholder.

    3-A    -- Restated Certificate of Incorporation (with Amendments) of Digicon
              Inc. dated December 17, 1992. (Exhibit 3-A to Digicon's Annual Report
              on Form 10-K for the year ended July 31, 1994)


    3-B   -- Certificate of Ownership and Merger of New Digicon Inc. and Digicon
              Inc. (Exhibit 3-B to Digicon's Registration Statement No. 33-43873,
              dated November 12, 1991)

    3-C    -- By-laws of New Digicon Inc. dated June 24, 1991. (Exhibit 3-C to
              Digicon's Registration Statement No. 33-43873, dated November 12,
              1991).

    3-D    -- Certificate of Amendment of Certificate of Incorporation of Digicon
              Inc. dated February 6, 1992. (Exhibit 3-D to Digicon's Annual Report
              on Form 10-K for the year ended July 31, 1994)

  **3-E    -- Certificate of Amendment of Restated Certificate of Incorporation of
              Digicon Inc. dated January 16, 1995.

  **4      -- Specimen Digicon Inc. Common Stock certificate.

  **5      -- Opinion of Porter & Hedges, L.L.P. with respect to legality of securities.

   10-A    -- Salary Continuation Agreement executed by Nicholas A. C. Bright,
              Kevin P. Callaghan, Richard W. McNairy and Allan C. Pogach. (Exhibit
              10-E to Digicon Inc.'s Annual Report on Form 10-K for the year ended
              July 31, 1994)

 **10-B    -- Salary Continuation Agreement executed by Stephen J. Ludlow.

   10-C    -- Funding and Stockholders' Agreement dated April 9, 1991. (Exhibit
              10.23 to Digicon Inc.'s Amendment No. 3 to Registration Statement No.
              33-40197, dated June 7, 1991)

   10-D    -- Note Purchase Agreement dated June 29, 1992, between Digicon Inc. and
              Hanseatic Corporation, as Agent. (Exhibit 10-O to Digicon Inc.'s
              Annual Report on Form 10-K for the year ended July 31, 1992)

   10-E    -- Memorandum of Agreement dated August 13, 1992, between Digicon Inc.
              and Mobil Tankships (U.S.A.) with respect to the purchase and sale of the M/V MOBIL SEARCH. (Exhibit 10-R to Digicon's Annual Report on
              Form 10-K for the year ended July 31, 1992)

   10-F    -- Asset Purchase Agreement dated August 31, 1994, between Syntron, Inc.
              and Digicon Geophysical Corp., Euroseis, Inc., Digicon/GFS Inc., and
              Digicon Inc. (Exhibit 10-M to Digicon Inc.'s Annual Report on Form
              10-K for the year ended July 31, 1994)

   10-G    -- Loan and Security Agreement dated April 11, 1994, between Foothill
              Capital Corporation and Digicon Inc., Digicon Geophysical Corp.,
              Digicon/GFS Inc., Digital Exploration Ltd. and Digicon Exploration
              Ltd. (Exhibit 10-N to Digicon Inc.'s Annual Report on Form 10-K for
              the year ended July 31, 1994)

   10-H    -- 1992 Non-Employee Director Stock Option Plan. (Exhibit 10-T to
              Digicon Inc.'s Amendment No. 3 to Registration Statement No.
              33-54384, dated December 17, 1992)

 **10-I    -- Amended and Restated 1992 Employee Nonqualified Stock Option Plan.

  EXHIBIT
    NO.                                  DESCRIPTION
  -------                                -----------
   10-J    -- Stock Purchase Agreement dated June 6, 1995, among Digicon Inc. and
              MD Seis International relating to the sale of the Company's interest in certain joint ventures established to pursue business
              opportunities in the former Soviet Union. (Exhibit 10-a to Digicon
              Inc.'s Quarterly Report on Form 10-Q for the quarter ended April 30,
              1995)

 **10-K    -- Stock Purchase and Registration Rights Agreement dated June 6, 1995, between Digicon Inc. and Acorn Fund.

 **10-L    -- Stock Purchase and Registration Rights Agreement dated September 19,
              1995, between Digicon Inc. and Artform, N.V., Christian Humann and
              Francois Sicart Trustee under a deed of trust dated 2/2/88, Montber,
              S.A., Mellon Bank, N.A., as trustee for National Intergroup, Inc.,
              Trace Inc., Jomacim, Inc., WKDL Investments Ltd., and The Tocqueville
              Fund.

 **10-M    -- Stock Purchase and Registration Rights Agreement dated September 28,
              1995, between Digicon Inc. and Value Partners, Ltd.

   11-A    -- Computation of Income (Loss) Per Common and Common Equivalent Share
              for the years ended July 31, 1993, 1994 and 1995. (Exhibit 11 to
              Digicon Inc.'s Annual Report on Form 10-K for the year ended July 31,
              1995)

   11-B    -- Computation of Income Per Common and Common Equivalent Share for the
              three-month period ended October 31, 1994 and 1995. (Exhibit 11 to
              Digicon Inc.'s Quarterly Report on Form 10-Q for the period ended
              October 31, 1995)

 **23-A    -- Consent of Deloitte & Touche LLP.

   23-B    -- Consent of Porter & Hedges, L.L.P. (included in Exhibit 5 opinion)

   24      -- Power of Attorney. (included on the signature page hereto)

---------------

 * To be filed by amendment.

** Filed herewith.